UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2025

Commission file number: 001-41836

Birkenstock Holding plc

(Translation of registrant's name into English)

1-2 Berkeley Square

London W1J 6EA

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

PART I FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS

Birkenstock Holding plc

Unaudited Interim Condensed Consolidated Financial Statements

as of June 30, 2025 and for the three months and nine months ended June 30, 2025 and 2024

Unaudited Interim Condensed Consolidated Statements of Financial Position

(In thousands of Euros)	Notes	June 30, 2025	September 30, 2024
Assets
Non-current assets
Goodwill		1,515,095	1,554,621
Intangible assets (other than goodwill)		1,585,049	1,639,393
Property, plant and equipment	6	345,370	318,843
Right-of-use assets	7	171,943	171,334
Deferred tax assets		980	117
Other assets	10	30,883	37,351
Total non-current assets		3,649,320	3,721,659

Current assets
Inventories	8	672,453	624,807
Trade and other receivables		242,014	114,302
Current tax assets		6,753	11,263
Other current assets	10	74,702	57,065
Cash and cash equivalents		261,834	355,843
Total current assets		1,257,756	1,163,280
Total assets		4,907,076	4,884,939

Shareholders' equity and liabilities
Shareholders' equity
Share premium	9	1,992,302	2,168,495
Other capital reserve	18, 20	68,920	68,920
Retained earnings		672,038	417,578
Accumulated other comprehensive loss		(100,863)	(29,974)
Total shareholders' equity		2,632,397	2,625,019

Non-current liabilities
Loans and borrowings	11	1,166,088	1,169,965
Tax receivable agreement liability	12	330,776	344,590
Lease liabilities	7	143,993	143,199
Provisions		5,775	4,867
Deferred tax liabilities		157,219	131,003
Deferred income	13	13,637	13,737
Other liabilities		4,695	4,666
Total non-current liabilities		1,822,183	1,812,027

Current liabilities
Loans and borrowings	11	15,572	24,670
Tax receivable agreement liability	12	33,441	15,300
Lease liabilities	7	40,774	40,874
Trade and other payables		157,733	136,280
Accrued liabilities		32,272	29,411
Other financial liabilities	10	5,245	3,971
Provisions		27,773	31,164
Contract liabilities		9,880	7,999
Current tax liabilities		100,206	144,730
Other current liabilities		29,600	13,494
Total current liabilities		452,496	447,893
Total liabilities		2,274,679	2,259,920
Total shareholders' equity and liabilities		4,907,076	4,884,939

Unaudited Interim Condensed Consolidated Statements of Comprehensive Income

		Three months ended June 30,		Nine months ended June 30,
(In thousands of Euros, except share and per share information)	Notes	2025	2024	2025	2024
Revenue	14	635,042	564,758	1,571,091	1,348,926
Cost of sales	15	(250,964)	(228,833)	(637,405)	(556,973)
Gross profit		384,078	335,925	933,686	791,953
Operating expenses
Selling and distribution expenses	15	(162,771)	(149,185)	(407,427)	(365,824)
General and administrative expenses	15	(32,960)	(27,377)	(89,511)	(81,754)
Foreign exchange gain (loss)		9,507	(4,157)	206	(21,295)
Other income, net		127	267	380	473
Profit from operations		197,981	155,473	437,334	323,553
Finance cost, net		(18,302)	(44,578)	(68,692)	(108,017)
Profit before tax		179,679	110,895	368,642	215,536
Income tax expense	16	(50,451)	(36,255)	(114,182)	(76,399)
Net profit		129,228	74,640	254,460	139,137
Items that will be reclassified to profit (loss) if certain conditions are met:
Cumulative translation adjustment gain (loss)		(113,317)	11,706	(70,889)	(5,895)
Net position of fair value changes of the cash flow hedge		—	825	—	345
Other comprehensive income (loss), net of tax		(113,317)	12,531	(70,889)	(5,550)
Total comprehensive income		15,911	87,171	183,571	133,587

Earnings per share
Basic	17	0.69	0.40	1.36	0.74
Diluted	17	0.69	0.40	1.36	0.74

Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity

		Ordinary shares					Accumulated other comprehensive income (loss)
(In thousands of Euros, except share and per share information)	Notes	Number of shares	Amount	Share Premium	Other Capital Reserve	Retained Earnings	Cumulative translation adjustment	Cash flow hedge reserve	Shareholders' equity
Balance at September 30, 2023		182,721,369	182,721	1,894,384	65,394	225,976	32,458	(345)	2,400,588
Net profit		—	—	—	—	139,137	—	—	139,137
Other comprehensive income (loss)		—	—	—	—	—	(5,895)	345	(5,550)
Total comprehensive income (loss)		—	—	—	—	139,137	(5,895)	345	133,587
Equity-settled share-based compensation expense	18, 20	—	—	—	3,647	—	—	—	3,647
Conversion to no par value ordinary shares		—	(182,721)	182,721	—	—	—	—	—
Shares repurchased in consideration of TRA	9, 12	(5,648,465)	—	(355,775)	—	—	—	—	(355,775)
Issuance of share capital, net (of total transaction costs €22.7 million)		10,752,688	—	447,044	—	—	—	—	447,044
Issuance of ordinary shares related to vesting of RSUs		3,610		121	(121)
Balance at June 30, 2024			—	2,168,495	68,920	365,113	26,563	—	2,629,091

Balance at September 30, 2024		187,829,202	—	2,168,495	68,920	417,578	(29,974)	—	2,625,019
Net profit		—	—	—	—	254,460	—	—	254,460
Other comprehensive loss		—	—	—	—	—	(70,889)	—	(70,889)
Total comprehensive income (loss)		—	—	—	—	254,460	(70,889)	—	183,571
Equity-settled share-based compensation expense	20	—	—	—	189	—	—	—	189
Issuance of ordinary shares related to vesting of RSUs		4,198	—	189	(189)	—	—	—	—
Shares repurchased in connection with Secondary offering	9	(3,927,344)	—	(176,382)	—	—	—	—	(176,382)
Balance at June 30, 2025		183,906,056	—	1,992,302	68,920	672,038	(100,863)	—	2,632,397

Unaudited Interim Condensed Consolidated Statements of Cash Flows

	Nine months ended June 30,
(In thousands of Euros)	2025	2024
Cash flows from operating activities
Net profit	254,460	139,137
Adjustments to reconcile net profit to net cash flows from operating activities:
Depreciation and amortization	81,754	72,193
Loss on disposal of property, plant and equipment	90	20
Change in expected credit loss	1,781	(540)
Finance cost, net	68,692	108,017
Net exchange differences	(1,875)	21,295
Non-cash operating items	189	1,993
Income tax expense	114,182	76,399
Income tax paid	(123,735)	(8,772)
MIP personal income tax paid	—	(11,426)
Changes in working capital:
- Inventories	(61,623)	(29,859)
- Right to return assets	(599)	(1,191)
- Trade and other receivables	(139,411)	(97,891)
- Trade and other payables	24,470	24,220
- Accrued liabilities	3,164	(3,340)
- Other current financial liabilities	425	1,119
- Other current provision	(3,360)	(5,852)
- Contract liabilities	1,856	3,330
- Prepayments	(1,601)	(4,397)
- Other	11,856	1,658
Net cash flows provided by operating activities	230,715	286,113

Cash flows from investing activities
Interest received, net of taxes withheld	4,317	3,501
Purchases of property, plant and equipment	(54,092)	(49,525)
Proceeds from sale of property, plant and equipment	36	—
Purchases of intangible assets	(7,799)	(6,130)
Purchase of other assets	(1,430)	—
Receipt of government grant	1,888	8,739
Net cash flows used in investing activities	(57,080)	(43,415)

Cash flows from financing activities
IPO Proceeds, net of transaction costs	—	449,214
Repurchase of ordinary shares	(176,382)
Repayment of loans and borrowings	(6,077)	(526,048)
Payment of transaction costs related to refinancing	(250)	—
Interest paid	(45,071)	(73,592)
Payments of lease liabilities	(31,512)	(25,461)
Interest portion of lease liabilities	(6,820)	(6,036)
Net cash flows used in financing activities	(266,112)	(181,923)

Net decrease in cash and cash equivalents	(92,477)	60,775
Cash and cash equivalents at beginning of period	355,843	344,408
Net foreign exchange difference	(1,532)	(836)
Cash and cash equivalents at end of period	261,834	404,347

Notes to THE Unaudited INTERIM CONDENSED Consolidated Financial Statements

1. GENERAL INFORMATION

Organization and principal activities

Birkenstock Holding plc (as a standalone entity, the "Holding" and, together with its subsidiaries referred to herein as the “Company” or “Birkenstock”) was formed under the name of BK LC Lux Finco 2 S.à r.l. on February 19, 2021, as a limited liability company organized under Luxembourg law, with its business address at 40 Avenue Monterey, Luxembourg. The Holding’s current business address is 1-2 Berkeley Square, London W1J 6EA, UK. The Holding is registered at the Jersey Financial Services Commission under number 148522.

The Company’s immediate parent is BK LC Lux MidCo S.à r.l. (“MidCo”) and the Company’s ultimate controlling shareholder is LC9 Caledonia AIV GP, LLP (“L Catterton”).

The Company manufactures and sells footbed-based products, including sandals and closed-toe silhouettes, and other products, such as skincare and accessories, for everyday leisure and work. The Company operates in three operating segments based on its regional hubs: (1) Americas, (2) Europe, Middle East and Africa ("EMEA"), and (3) Asia-Pacific (“APAC”) (see Note 5 – Segment information for further details). The Company sells its products through two main channels: business-to-business (“B2B”) (comprising sales made to established third-party store networks), and direct-to-consumer (“DTC”) (comprising sales made on globally owned online stores via the Birkenstock.com domain and sales made in Birkenstock retail stores).

Seasonality

Revenues of our products are affected by a seasonal pattern that is driven in large part by the weather given the nature of our product mix. The seasonal nature of our business is similar across geographies and sales channels with B2B seeing an increase in revenues in the spring months, while revenues in the DTC channel increase in the summer. Between October and March, we manufacture our products for the B2B channel, and during the beginning of the calendar year, we rely on our built-up inventory for our revenue to B2B partners. Starting in April, demand for our products from the DTC channel increases. While these consumer buying patterns lead to a natural seasonality in revenue, unseasonable weather could significantly affect revenue and profitability. Our geographical breadth, customer diversity and our strategic focus on expanding certain product categories and entering new territories help to mitigate part of the effect of seasonality on results of operations.

2. BASIS OF PRESENTATION

Basis of preparation and consolidation

These interim condensed consolidated financial statements were authorized for issuance on August 14, 2025 by the Company’s board of directors.

These interim condensed consolidated financial statements as of June 30, 2025 and for the three and nine months ended June 30, 2025 and 2024 have been prepared in accordance with International Accounting Standard ("IAS") 34 "Interim Financial Reporting", as issued by the International Accounting Standards Board (“IASB”). These interim condensed consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the fiscal year ended September 30, 2024, which have been prepared in accordance with IFRS Accounting Standards as issued by the IASB.

These interim condensed consolidated financial statements have been prepared on a historical cost basis except for derivative financial instruments and the initial recognition of assets acquired and liabilities assumed in a business combination which are recorded at fair value.

The interim condensed consolidated financial statements comprise the financial statements of Birkenstock Holding plc and its subsidiaries. All intercompany transactions and balances have been eliminated.

All amounts have been rounded to the nearest thousand, except when otherwise indicated.

The fiscal year of the Company ends on September 30.

The companies consolidated in these interim condensed consolidated financial statements are disclosed in the notes to the annual consolidated financial statements for the fiscal year ended September 30, 2024.

Functional and presentation currency

The functional currency of each of the Company’s subsidiaries is the currency of the primary economic environment in which each entity operates. The reporting currency of the Company is the Euro.

3. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied in these interim condensed consolidated financial statements are predominantly the same as those applied by the Company in its consolidated financial statements for the fiscal year ended September 30, 2024. The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

Change in accounting policy

During the second quarter of fiscal year 2025, the Company elected to change its accounting policy for the accounting of the cancellation of ordinary shares, which was previously recognized as a reduction to Shareholder's equity in the Treasury shares component of equity. The Company believes that recognizing the cancellation of shares as a reduction to the Share premium component of equity better reflects the economics of the share repurchase transaction (see Note 9 - Equity) as it offsets the initial proceeds. As a result, the Company retrospectively applied the change in accounting policy and reclassified €355.8 million from Treasury shares to Share premium for the nine months ended June 30, 2024 in these interim condensed consolidated financial statements. As this only results in a change in presentation, there is no impact to the Company's profit/loss or its basic and diluted earnings per share for the three and nine months ended June 30, 2025 and 2024.

New and amended standards and interpretations adopted by the Company

The following amended standards became effective for the Company’s fiscal year beginning on October 1, 2024, but did not have a material impact on the unaudited interim condensed consolidated financial statements of the Company:

•
Amendments to IAS 1 – Non-current liabilities with Covenants (effective for annual periods beginning on or after January 1, 2024).
•
Amendments to IAS 1 – Classification of Liabilities as current or non-current (effective for annual periods beginning on or after January 1, 2024).
•
Amendments to IFRS 16 – Lease liability in a sale and lease back (effective for annual periods beginning on or after January 1, 2024).
•
Amendments to IAS 7 and IFRS 7 – Supplier Finance Arrangements (effective for annual periods beginning on or after January 1, 2024).

New and amended standards and interpretations issued but not yet effective

The following standard amendments will be effective for the Company's fiscal year beginning October 1, 2025, or thereafter, and are not expected to have a material impact on the unaudited interim condensed consolidated financial statements of the Company:

•
Amendments to IAS 21 – Lack of Exchangeability (effective for annual periods beginning on or after January 1, 2025).
•
Amendments to IFRS 9 and IFRS 7 – Classification and Measurement of Financial Instruments (effective for annual periods beginning on or after January 1, 2026).
•
Annual Improvements to IFRS Accounting Standards – Volume 11 (effective for annual periods beginning on or after January 1, 2026).
•
IFRS 19 – Subsidiaries without Public Accountability: Disclosures (effective for reporting periods beginning on or after January 1, 2027).

The Company is currently assessing the potential impact of the following standards:

•
Amendments to IFRS 9 and IFRS 7 – Contracts Referencing Nature-dependent Electricity (effective for annual periods beginning on or after January 1, 2026).
•
IFRS 18 – Presentation and Disclosure in Financial Statements (effective for annual periods beginning on or after January 1, 2027).

4. SIGNIFICANT ACCOUNTING ESTIMATES, ASSUMPTIONS AND JUDGMENTS

The preparation of Birkenstock’s consolidated financial statements in accordance with IFRS requires management to make estimates and judgments in applying the Company’s accounting policies that affect the reported amounts and disclosures made in the interim condensed consolidated financial statements and accompanying notes. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods. The estimates and underlying assumptions are subject to continuous review.

In preparing the interim condensed consolidated financial statements, no significant changes in accounting estimates, assumptions and judgments have occurred compared to the significant accounting judgments, estimates and assumptions discussed in the consolidated financial statements as of and for the fiscal year ended September 30, 2024.

5. SEGMENT INFORMATION

The Company’s operating segments are reported in a manner consistent with the internal reporting provided to and regularly reviewed by the chief operating decision maker (“CODM”), the Chief Executive Officer (“CEO”), and are aligned to the geographical hubs that the Company operates in: Americas; Europe, Middle East, and Africa (“EMEA”); and Asia Pacific ("APAC").

Prior to fiscal year 2025, the Company's four operating segments were Americas, Europe, ASPA, and MEAI, which were reported as three reportable segments - Americas, Europe and APMA. During the first quarter of the fiscal year 2025, the Company changed the structure of its internal organization to merge the Middle East and Africa regions with the Europe operating segment to create a new operating segment, EMEA, while India was merged with the ASPA operating segment to create the new operating segment, APAC, and therefore the MEAI operating segment ceased to exist. The change was due to the operational advantages and complementary benefits between the regions. No changes were made to the composition of the Americas operating segment. As a result, starting with fiscal year 2025, the Company has three operating as well as reportable segments - Americas, EMEA and APAC. Segment information for the three and nine months ended June 30, 2024 has been conformed to the current period presentation.

Additionally, the Company continues to have Corporate / Other revenue and expenses, which primarily consists of non-core activities as well as other administrative costs that are not charged to the operating segments and foreign exchange gains and losses. The CODM uses the measure of adjusted EBITDA to assess operating segments’ performance to make decisions regarding the allocation of resources.

The adjustments to EBITDA relate to foreign exchange gains and losses, initial public offering ("IPO")-related costs, secondary offering related costs and share-based compensation.

Assets and liabilities are neither reported nor reviewed by the CODM at the operating segment level.

	Three months ended June 30, 2025
	Americas	EMEA	APAC	Total Reportable Segments	Corporate / Other	Total
Revenue	312,266	258,603	63,178	634,047	995	635,042
Adjusted EBITDA	109,459	97,565	20,184	227,208	(8,938)	218,270
Foreign exchange gain						9,507
Secondary offering related costs						(1,546)
EBITDA						226,231
Depreciation and amortization						(28,250)
Finance cost, net						(18,302)
Profit before tax						179,679

	Three months ended June 30, 2024
	Americas	EMEA	APAC	Total Reportable Segments	Corporate / Other	Total
Revenue	282,865	229,048	52,044	563,957	801	564,758
Adjusted EBITDA	89,922	88,232	18,126	196,280	(9,951)	186,329
Foreign exchange loss						(4,157)
Secondary offering related costs						(1,890)
EBITDA						180,282
Depreciation and amortization						(24,809)
Finance cost, net						(44,578)
Profit before tax						110,895

	Nine months ended June 30, 2025
	Americas	EMEA	APAC	Total Reportable Segments	Corporate / Other	Total
Revenue	835,490	574,207	158,101	1,567,798	3,293	1,571,091
Adjusted EBITDA	288,710	205,413	51,693	545,816	(25,388)	520,428
Foreign exchange gain						206
Secondary offering related costs						(1,546)
EBITDA						519,088
Depreciation and amortization						(81,754)
Finance cost, net						(68,692)
Profit before tax						368,642

	Nine months ended June 30, 2024
	Americas	EMEA	APAC	Total Reportable Segments	Corporate / Other	Total
Revenue	718,364	506,095	120,860	1,345,319	3,607	1,348,926
Adjusted EBITDA	234,573	175,387	38,977	448,937	(18,956)	429,981
Foreign exchange loss						(21,295)
IPO-related costs						(7,459)
Share-based compensation expenses						(3,591)
Secondary offering related costs						(1,890)
EBITDA						395,746
Depreciation and amortization						(72,193)
Finance cost, net						(108,017)
Profit before tax						215,536

6. PROPERTY, PLANT AND EQUIPMENT

During the nine months ended June 30, 2025 and 2024, the Company acquired property, plant and equipment with costs of €55.8 million and €48.5 million, respectively. The additions during the nine months ended June 30, 2025 mainly related to investments in the production facilities in Arouca, Portugal and Pasewalk, Germany.

7. RIGHT-OF-USE ASSETS

During the nine months ended June 30, 2025 and 2024, the Company added right-of-use assets with costs of €49.0 million and €70.9 million, respectively. The additions during the nine months ended June 30, 2025 mainly related to warehouses and new retail stores.

8. INVENTORIES

	June 30, 2025	September 30, 2024
Raw materials	73,000	61,693
Work in progress	67,670	49,398
Finished goods	531,783	513,716
Inventories	672,453	624,807

During the three and nine months ended June 30, 2025, inventories of €170.7 million and €401.9 million, respectively, were recognized as an expense in Cost of sales. During the three and nine months ended June 30, 2024, €154.7 million and €336.0 million, respectively, were recognized as an expense in Cost of sales.

As part of the Cost of sales, write-downs of inventories during the three and nine months ended June 30, 2025 amounted to €3.3 million and €12.1 million, respectively. During the three and nine months ended June 30, 2024, write-downs of inventories amounted to €6.5 million and €12.1 million, respectively.

9.
EQUITY

As of June 30, 2025, the Company had 183,906,056 no par value ordinary shares outstanding. As of June 30, 2024 and September 30, 2024, the Company had 187,829,202 no par value ordinary shares outstanding.

Capital Reorganization

Prior to the IPO, the Company completed a capital reorganization. On October 2, 2023, the Company converted its share capital, comprised of 182,721,369 ordinary shares of €1.00 par value into 182,721,369 no par value ordinary shares.

In addition, on October 10, 2023, the Company entered into the TRA with MidCo in consideration for the repurchase of 5,648,465 ordinary shares of the Company from MidCo, which were subsequently cancelled. Please refer to Note 12 – Tax Receivable Agreement for further details on the TRA.

Initial Public Offering

On October 13, 2023, the Company closed its IPO. Birkenstock issued and sold 10,752,688 ordinary shares at an initial public offering price of $46.00. As result of the IPO, the Company had 187,825,592 no par value ordinary shares outstanding. The total proceeds from the IPO available to Birkenstock, net of underwriting discounts and commissions but before expenses, amounted to $473.6 million (€450.0 million). The underwriting commission fees for the IPO totaled €19.8 million. The deferred offering costs, which were deducted from Share Premium as part of the IPO transaction, amounted to €3.0 million. The Company used the majority of the proceeds received from the IPO, together with cash on hand, to repay €100.0 million in aggregate principal amount of the loan outstanding under the agreement with AB-Beteiligungs GmbH (the "Vendor Loan") and $450.0 million (€423.8 million) in aggregate principal amount of borrowings outstanding under the USD-denominated facility under the Senior Term Facilities Agreement entered into by our subsidiary, Birkenstock Limited Partner S.à r.l., in April 2021 (the "Original USD Term Loan").

Secondary Offerings

On June 28, 2024, the Company completed a secondary offering of 14,000,000 ordinary shares on behalf of MidCo ("selling shareholder") at a price of $54.00 per share (the "June 2024 Secondary Offering"). On July 3, 2024, as part of the secondary offering, the underwriters exercised their option to purchase an additional 2,100,000 ordinary shares at $54.00 per share. This resulted in the sale of a total of 16,100,000 ordinary shares, which were held by the selling shareholder. The Company incurred €1.9 million in costs associated with the June 2024 Secondary Offering on behalf of MidCo.

On May 30, 2025, the Company completed another secondary offering of 14,000,000 ordinary shares on behalf of MidCo at a price of $52.50 per share (the "May 2025 Secondary Offering"). On the same day, as part of this secondary offering, the underwriters exercised their option to purchase an additional 2,100,000 ordinary shares at $52.50 per share. This resulted in the sale of a total of 16,100,000 ordinary shares, which were held by the selling shareholder.

The Company incurred €1.5 million in costs associated with the May 2025 Secondary Offering on behalf of Midco. These costs were recorded in "General and administrative expenses".

The Company did not issue additional ordinary shares and did not receive any proceeds from the secondary offerings.

MidCo remains the Company's controlling shareholder after both secondary offerings.

Share Redemption

On May 30, 2025, in connection with the May 2025 Secondary Offering, the Company repurchased 3,927,344 ordinary shares by way of redemption from the underwriters ("Share Redemption"). The ordinary shares were repurchased at $50.925 per share, which equals the price per share that was paid by the underwriters to the selling shareholder in the May 2025 Secondary Offering. The ordinary shares redeemed by the Company pursuant to the Share Redemption were subsequently cancelled and are no longer outstanding. The Share Redemption was recognized as a €176.4 million reduction to Share premium during the three and nine months ended June 30, 2025.

10. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The following table presents the fair values and fair value hierarchy of the Company’s financial instruments that are carried at fair value on a recurring basis in the consolidated statements of financial position:

			Fair value
	Level	Measurement	June 30, 2025	September 30, 2024
Other assets
Senior Note - embedded derivative	3	FVtPL	25,539	32,609
Other current assets
Currency derivative	2	FVtPL	23,924	8,104
Other financial liabilities
Currency derivative	2	FVtPL	1,530	625

Changes in fair value of derivative assets and liabilities are recognized within the consolidated statements of profit or loss.

The Company does not carry any further financial instruments at fair value either on a recurring or non-recurring basis. The derivative assets and liabilities are reflected in the statements of financial position within other assets, other current assets and other financial liabilities.

The fair value of the redemption feature embedded in the Senior Notes is calculated using a "with-and-without" approach. The "with-scenario" refers to the fair value of the Senior Notes inclusive of the redemption feature and is estimated using a binomial lattice model in a risk-neutral framework and specifically, a Black-Derman-Toy ("BDT") model, whereas the "without-scenario" refers to the fair value exclusive of the redemption feature which is estimated through the use of a discounted cash-flow analysis ("DCF"). Both BDT and DCF models fall under the income approach. The yield volatility and credit spread are both unobservable inputs to the model. Since the note value is an observable input, the credit spread is assumed to be back solved after changing the yield volatility to match the note value. During the three and nine months ended June 30, 2025, a €1.8 million increase and €7.1 million decrease in fair value was recorded through "Finance cost, net", respectively, using 40% yield volatility and 1.26% credit spread. A 2.5% increase/decrease in yield volatility would result in a €1.1 million increase/decrease in fair value.

The following table presents the fair value and fair value hierarchy of the Company’s loans and borrowings carried at amortized cost:

(EUR in thousands)	Level	Nominal value	Carrying value	Fair value
June 30, 2025
*EUR Term Loan	2	375,000	375,031	387,362
*USD Term Loan	2	147,896	147,843	155,301
Vendor Loan	2	217,408	218,996	225,685
Senior Notes	2	428,500	439,790	436,059

September 30, 2024
*EUR Term Loan	2	375,000	375,905	396,560
*USD Term Loan	2	160,772	159,870	169,363
Vendor Loan	2	208,305	212,121	216,322
Senior Notes	2	428,500	446,739	449,533

*The New EUR Term Loan and New USD Term Loan, as defined in the Form 20-F for the year ended September 30, 2024, are referred to as the EUR Term Loan and USD Term Loan, respectively, throughout these interim condensed consolidated financial statements.

The following table presents the fair value and fair value hierarchy of the Company's Tax Receivable Agreement liability carried at amortized cost:

	Level	Carrying value	Fair value
June 30, 2025
Tax receivable agreement liability	3	364,217	379,436

September 30, 2024
Tax receivable agreement liability	3	359,890	382,619

There were no transfers between levels during any reporting period.

There were also no changes in the Company’s valuation processes, valuation techniques and types of inputs used in the fair value measurements during the reporting period.

Financial risk management

The Company has exposure to credit risk, liquidity risk and market risk. The interim condensed consolidated financial statements do not include all financial risk information and disclosures required in the annual financial statements and should be read in conjunction with the Company’s annual financial statements for the fiscal year ended September 30, 2024.

Capital management

The board of directors of the Company monitors the Company’s capital management on a regular basis. The Company continually assesses the adequacy of the Company’s capital structure and capacity and adjusts within the context of the Company’s strategy, economic conditions, and risk characteristics of the business.

11. LOANS AND BORROWINGS

The Company has the following principal and interest payable amounts outstanding for loans and borrowings:

(EUR in thousands)	Year of maturity	June 30, 2025	September 30, 2024
Non-current liabilities
EUR Term Loan	2029	375,000	375,000
USD Term Loan	2029	140,639	152,883
Vendor Loan	2029	217,408	208,305
Senior Notes	2029	428,500	428,500
		1,161,547	1,164,688
Senior Note embedded derivative		28,638	28,638
Less: amortization under the effective interest method		(24,097)	(23,361)
		1,166,088	1,169,965

Current liabilities
EUR Term Loan - interest payable	N/A	2,305	3,591
USD Term Loan - current portion	2029	7,257	7,890
USD Term Loan - interest payable	N/A	673	—
Vendor Loan - interest payable	N/A	1,588	3,816
Senior Notes - interest payable	N/A	3,749	9,373
		15,572	24,670

On January 13, 2025, €10.0 million of the €225.0 million Revolving Credit Facility ("RCF") was separated to a new Ancillary Facility to be used for guarantees. As a result, €215.0 million of the RCF is available and remains undrawn as of June 30, 2025.

12. TAX RECEIVABLE AGREEMENT

On October 10, 2023, the Holding entered into the Tax Receivable Agreement with MidCo (together with its permitted successors and assignees' shareholders, the "TRA Participants"). Pursuant to the TRA, the Company must make certain tax benefit payments (which are to be paid in cash in USD) to MidCo as consideration for the Company’s repurchase of 5,648,465 of its ordinary shares from MidCo (please refer to Note 9 - Equity). The TRA requires the Company to make payments to the TRA Participants equal to 85% of certain tax savings (or expected tax savings) in respect of certain tax benefits resulting from the Transaction or that were otherwise available to the Company as of the date of the IPO. Under the TRA, the Company will retain the benefit of the remaining 15% of the applicable tax savings. The timing of payments under the TRA will vary depending upon a number of factors, including the amount, character and timing of the Company's taxable income in the future.

As of October 10, 2023, the future payments expected to be made under the TRA totaled approximately $239.4 million for the USD tranche and €298.9 million for the EUR tranche over the upcoming 12 years (equaling the approximate undiscounted TRA payments). The fair value (level 3 Fair Value assessment) of the liability for these future payments was determined to be €355.8 million as of October 10, 2023. At inception the fair value was calculated based on expected cash flows with an assumption regarding expected tax payments denominated in USD and EUR as well as discounting to a present value using the original discount rate. As the fair value is not less than the amount payable on demand and the TRA could have been terminated at inception, the fair value was determined under the assumption of an early termination. The fair value at inception, together with the respective expected cash flows, determined an effective interest rate for the USD tranche and an effective interest rate for the EUR tranche.

Payments under the TRA are expected to be made in periods following the filing of a tax return in which the Company is able to utilize certain tax benefits to reduce taxes paid to a tax authority. The impact of any changes in the projected obligations under the TRA as a result of changes in the future taxable income, changes in tax legislation or tax rates, or other factors that may impact the Company’s tax savings will be reflected in "Finance cost, net", in the consolidated statements of comprehensive income in the period in which the change occurs.

Subsequent to its inception, the TRA is measured at amortized cost taking into consideration the current expected cash flows from the USD tranche as well as the EUR tranche and the original effective interest rate. The liability is discounted via the effective interest method and the expenses are recognized within "Finance cost, net." The TRA requires payments to be made in USD and for the EUR tranche to be translated to USD at a spot rate determinable on the date of filing the US tax return for the respective fiscal year. At the end of each reporting period, the TRA liability is remeasured from USD to the Company's functional currency, EUR, for both the USD cash flow tranche and any EUR cash flow tranche that has since been translated into USD under the terms of the agreement. The resulting foreign exchange gain or loss is recognized in the statements of comprehensive income (loss).

During the preparation of the Company’s financial statements for the year ended September 30, 2024, the Company identified an inaccurate initial computation of the Tax Receivable Agreement. As a result, Treasury shares (reclassified to Share premium as of March 31, 2025) and the corresponding TRA liability were stated as €343.6 million and should have been €355.8 million as at October 10, 2023. This was corrected in the Company’s financial statements for the year ended September 30, 2024. The Company has corrected the previously reported Shareholder's equity balance as at June 30, 2024, in these interim condensed consolidated financial statements. The Company evaluated the quantitative and qualitative effect to the consolidated statements of comprehensive income and deemed it to be immaterial. Please refer to Note 3 - Significant accounting policies for details on the change in accounting policy for the cancellation of shares.

The total balance of the TRA liability as of June 30, 2025 amounted to €364.2 million, €33.4 million of which is classified as current. The total balance of the TRA liability as of September 30, 2024 amounted to €359.9 million, €15.3 million of which was classified as current.

13. GOVERNMENT GRANT

During fiscal year 2023, the Company was awarded a government grant by the state of Mecklenburg-Vorpommern, amounting up to €11.3 million, conditional on the investment in a production facility and the creation of 400 permanent jobs in Pasewalk, Germany. The grant is recognized as deferred income and is released to the statement of comprehensive income over the useful life of the respective assets. €8.7 million of cash from the state of Mecklenburg-Vorpommern was received during the year ended September 30, 2024 and €1.9 million of cash was received during the nine months ended June 30, 2025. Both cash receipts were recorded as a reduction of Other current assets.

14. REVENUE FROM CONTRACTS WITH CUSTOMERS

For disaggregation of revenue by geography refer to Note 5 – Segment information. Disaggregation of revenue by sales channels was as follows:

	Three months ended June 30,		Nine months ended June 30,
	2025	2024	2025	2024
B2B	390,156	340,593	1,004,685	843,527
DTC	243,891	223,364	563,113	501,792
Other	995	801	3,293	3,607
Revenue	635,042	564,758	1,571,091	1,348,926

Our B2B and DTC channels generate revenue across each of our reportable segments. The distribution between B2B and DTC revenue in our reportable segments approximates the distribution of the consolidated group.

15. OPERATING EXPENSES

The following summarizes the depreciation, amortization, personnel costs, and impairment recognized in operating expenses during the three and nine months ended June 30, 2025 and 2024:

	Three months ended June 30,		Nine months ended June 30,
	2025	2024*	2025	2024*
Cost of sales	(7,427)	(6,375)	(20,861)	(16,342)
Selling and distribution expenses	(11,098)	(8,848)	(31,881)	(25,334)
General and administrative expenses	(2,460)	(2,504)	(7,464)	(9,307)
Total depreciation	(20,985)	(17,727)	(60,206)	(50,983)

Cost of sales	(86)	(158)	(194)	(481)
Selling and distribution expenses	(6,440)	(6,708)	(20,018)	(20,114)
General and administrative expenses	(685)	(216)	(1,183)	(615)
Total amortization	(7,211)	(7,082)	(21,395)	(21,210)

Cost of sales	(54,250)	(49,290)	(163,515)	(144,517)
Selling and distribution expenses	(29,464)	(24,982)	(85,457)	(71,528)
General and administrative expenses	(13,941)	(14,744)	(41,465)	(40,847)
Total personnel costs	(97,655)	(89,016)	(290,437)	(256,892)

Cost of sales	(54)	—	(54)	—
Selling and distribution expenses	—	—	(99)	—
Total impairment	(54)	—	(153)	—

*Figures for the three and nine months ended June 30, 2024 have been conformed to the current period presentation.

Additionally, Selling and distribution expenses predominantly consists of selling and marketing expenses as well as logistics expenses. Selling and marketing expenses amounted to €58.9 million and €131.2 million during the three and nine months ended June 30, 2025, respectively. Selling and marketing expenses were €50.3 million and €110.6 million during the three and nine months ended June 30, 2024, respectively. Logistics expenses amounted to €44.1 million and €110.2 million during the three and nine months ended June 30, 2025, respectively. Logistics expenses were €48.7 million and €114.0 million during the three and nine months ended June 30, 2024.

16. INCOME TAX

The Company determined the reporting period's income tax expense based on an estimate of the annual effective income tax rate in the respective countries applied to the pre-tax result before the tax effect of any discrete items of this reporting period. The components of income tax expense are as follows:

	Three months ended June 30,		Nine months ended June 30,
	2025	2024	2025	2024
Current income taxes	(29,362)	(26,843)	(85,387)	(60,591)
Deferred income taxes	(21,089)	(9,412)	(28,795)	(15,808)
Income tax expense	(50,451)	(36,255)	(114,182)	(76,399)

The Company estimates the income tax rate for the fiscal year ending September 30, 2025 will be 34%, compared to 35% for the fiscal year ended September 30, 2024.

The Company has applied the mandatory exception to recognizing and disclosing information about deferred tax assets and liabilities arising from Pillar Two income taxes. The Company has reviewed its corporate structure in the light of the introduction of the Pillar Two Model Rules in various jurisdictions and concluded, that it is not subject to material top up taxes.

17. EARNINGS PER SHARE

Basic and diluted earnings per share is calculated by dividing net profit attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the reporting period.

The calculation of earnings per share is as follows:

	Three months ended June 30,		Nine months ended June 30,
	2025	2024	2025	2024
Weighted number of outstanding shares	186,479,342	187,827,437	187,382,557	187,522,182
Number of shares with dilutive effects	—	—	—	—
Weighted number of outstanding shares (diluted)	186,479,342	187,827,437	187,382,557	187,522,182

Profit attributable to ordinary shareholders	129,228	74,640	254,460	139,137
Basic	0.69	0.40	1.36	0.74
Diluted	0.69	0.40	1.36	0.74

18.
SHARE-BASED COMPENSATION

Selected senior executives of Birkenstock management were given an opportunity to participate in the MIP of MidCo and to indirectly invest in MidCo by purchasing a partial limited partnership interest in, and becoming a limited partner of, BK LC Manco GmbH & Co. KG, a German limited partnership, which holds certain ordinary shares in MidCo, a Luxembourg limited liability company, which is the immediate parent of Birkenstock.

In March 2023, awards for 1,197,100 shares of BK LC Manco GmbH & Co. KG were granted in five separate tranches each representing 20% of the shares. The MIP is accounted for as equity-settled share-based payment transaction in scope of IFRS 2. The vesting periods are up to four years, with 20% of the awards vesting after each year of service provided. The last 20% vests only with an occurrence of an exit. As of the grant date, the Company deemed it more likely than not that an exit event would occur more than 12 months after the grant. Therefore, for the first 20% tranche, the occurrence of an exit event was accounted for as a market condition and was included in the grant date fair value of the awards. For the remaining tranches, the occurrence of an exit event was accounted for as a non-market vesting condition. The Company has considered several scenarios for the timing of the exit event and assigned appropriate probabilities to them.

The weighted average fair value of the awards granted under the MIP was €57.57.

The fair value at grant date was estimated using a DCF model and then a Black-Scholes option pricing model, weighted for the assigned probability of each exit event date scenario. The model takes into account, among other things, a self-investment as well as the potential development of Birkenstock's ordinary redeemable share price. The historical volatility was derived from a peer group. The ordinary redeemable share price of €72.23 was determined based on the following assumptions:

Grant date March 10, 2023
Average revenue growth rates (2023-2027) (%)	16.5%
Average EBITDA margin (2023-2027) (%)	31.0%
Terminal growth rate (2023-2027) (%)	1.5%
After-tax discount rate (%)	9.9%
Average capital expenditure investments	€85.8million
Dividend yield (%)	0.0%
Expected volatility (%)	34.4%
Expected time period (years) (weighted average of the assumed exit event date scenarios)	1.1
Risk free interest rate (%) (weighted average of the assumed exit event date scenarios)	3.2%

If an exit event of the Company, which is defined as initial public offering or sale, takes place during the vesting period, the entire award is immediately fully vested. Accordingly, the vesting period was variable and was subject to re-estimation each reporting date, based on expected timing of an exit event.

As the Company closed its IPO on October 13, 2023, the entire award fully vested during the first quarter of fiscal year 2024 and the Company recognized €0.5 million and €3.2 million of share-based compensation expenses related to the MIP in "Selling and distribution expenses" and "General and administrative expenses", respectively.

19. COMMITMENTS AND CONTINGENCIES

Commitments

In the normal course of its business, the Company enters into purchase obligations related to property, plant and equipment and intangible assets that do not meet the criteria for recognition as at period-end as the asset has not been received and/or costs have not been incurred. The Company also enters into certain lease contracts for buildings, equipment, and vehicles, which do not meet the criteria for recognition as a lease liability as at each period-end.

The aggregated commitments as of June 30, 2025 and September 30, 2024 are as follows:

	June 30, 2025	September 30, 2024
Purchase commitments	25,815	25,778
Lease payments*	8,574	13,598
Total	34,389	39,376

*Relates to leases not yet commenced to which the Company is committed via signed contracts.

Contingencies

The Company is defending an action brought by a French distributor as a result of the termination of a business relationship. The plaintiff's initial claim amounted to €94.7 million. On January 25, 2024, the commercial court of Nancy, France, delivered its ruling in favor of the Company. The plaintiff appealed against the decision of the commercial court of Nancy on March 14, 2024 and filed their briefing and claim with the Paris Court of Appeal on June 14, 2024. The Company filed its briefing in response on November 12, 2024. The plaintiff reduced some of its claims but also introduced a new claim. In appeal, their claims total approximately €41.6 million. This change is mainly because the plaintiff made no claim in the appeal regarding the alleged loss of clientele. A court decision on the appeal is not expected before the end of calendar year 2025. The Company has recognized a provision for management’s best estimate of probable cash outflow.

20. RELATED PARTY

In the course of the Company’s ordinary business activities, the Company enters into related party transactions with its shareholders and key management personnel.

Parent and ultimate controlling party

The ultimate controlling party of the Company is L Catterton.

Transactions with key management personnel

Key management compensation

Key management personnel for the periods presented consisted of our Chief Executive Officer, Chief Financial Officer (current and former), Chief Communications Officer, Chief Legal Officer, Chief Product Officer, Chief Sales Officer, the former Chief Technical Operations Officer, President EMEA, President Americas and the board of directors.

Key management compensation is comprised of the following:

	Three months ended June 30,		Nine months ended June 30,
	2025	2024	2025	2024
Short-term employee benefits	4,764	3,978	14,254	12,116
Long-term employee benefits	105	315	329	315
Post-employment benefits	166	178	608	648
Termination benefits	—	(79)	476	(79)
Share-based compensation	38	46	281	3,170
Total	5,073	4,438	15,948	16,170

During the three months ended June 30, 2025 and 2024, director compensation amounted to €0.2 million and €0.4 million during the nine months ended June 30, 2025 and 2024, respectively. Additionally, certain non-employee directors are granted restricted share units ("RSUs") annually with a total grant date value of €0.3 million. During the three months ended June 30, 2025 and 2024, the Company incurred €0.1 million in RSU related expenses and €0.3 million and €0.2 million during the nine months ended June 30, 2025 and 2024, respectively.

Key management personnel transactions

The Company maintains a long-term business relationship related to the production of advertising content with a model agency owned by a family member of our Chief Executive Officer. During each of the nine months ended June 30, 2025 and 2024, the Company incurred marketing expenses in the amount of €0.1 million. No marketing expenses were incurred during the three months ended June 30, 2025 and €0.1 million were incurred during the three months ended June 30, 2024.

The Company leased administrative buildings from Ockenfels Group GmbH & Co. KG (“Ockenfels”), an entity managed by our Chief Executive Officer and controlled by AB-Beteiligungs GmbH and CB Beteiligungs GmbH & Co. KG, (collectively, the "Predecessor Shareholders") and made lease payments in the amount of €0.2 million during each of the three months ended June 30, 2025 and 2024 and €0.4 million during each of the nine months ended June 30, 2025 and 2024. The lease liability amounted to €1.0 million and €1.3 million as of June 30, 2025 and September 30, 2024, respectively. The corresponding right-of-use assets amounted to €0.9 million and €1.2 million as of June 30, 2025 and September 30, 2024, respectively. Additionally, as of June 30, 2025 and September 30, 2024, the Company also had payables due to Ockenfels in the amount of €1.8 million (Other financial liabilities - current), relating to taxes from activities prior to the Transaction, which was received on behalf of the Predecessor Shareholders.

As of June 30, 2025 and September 30, 2024, the Company had outstanding receivables of €9.8 million (Other current assets) due from Ockenfels, predominantly relating to trade and value added taxes in connection with the Transaction in 2021 and to be reimbursed by Ockenfels in accordance with the agreements governing the Transaction. Additionally, the Company recognized income of €0.1 million during the nine months ended June 30, 2025 for tax services provided to Ockenfels related to the Transaction. No income regarding this item was recognized during the three months ended June 30, 2025 and June 30, 2024.

Other related party transactions

Transactions with other related parties primarily consisted of consulting fees for management services provided by and expenses reimbursed to L Catterton Management Company LLC and other entities affiliated with L Catterton. The Company incurred

€0.1 million and €0.3 million in expenses during the three and nine months ended June 30, 2025, respectively. During the three and nine months ended June 30, 2024, the Company incurred €0.1 million and €0.4 million in expenses, respectively.

The Company recognized sales from LVMH affiliated entities in the amount of €0.1 million and €0.5 million during the three and nine months ended June 30, 2025, respectively. During the three and nine months ended June 30, 2024, the Company recognized sales of €0.2 million and €0.6 million, respectively. The Company and LVMH are related as a director of the Company is also a director of LVMH.

As of June 30, 2025, the Company has a lease liability of €0.9 million owed to CB Beteiligungs GmbH & Co. KG and €0.2 million as of September 30, 2024. The corresponding right-of-use asset amounted to €0.9 million and €0.2 million as of June 30, 2025 and September 30, 2024, respectively.

As described in Note 9 - Equity, the Company repurchased 3,927,344 ordinary shares from MidCo for €176.4 million during the three and nine months ended June 30, 2025.

As described in Note 12 - Tax Receivable Agreement, in October 2023 the Company entered into the TRA with the pre-IPO shareholder MidCo. There were no payments made under the TRA during the three and nine months ended June 30, 2025 and 2024. The outstanding balance of the TRA liability (current and non-current portion) as of June 30, 2025 was €364.2 million and €359.9 million as of September 30, 2024.

21. SUBSEQUENT EVENTS

On July 4, 2025, the U.S. tax legislation known as the 'One Big Beautiful Bill Act' ("the Act") was signed into law, introducing regulations applicable to our operations. The Act extends or reinstates certain provisions of the 2017 Tax Cuts and Jobs Act, includes tax relief measures, modifies certain energy tax credits under the Inflation Reduction Act and sets various tax deductions, among other key provisions. Additionally, on July 11, 2025, the German Government approved a law (Gesetz für ein steuerliches Investitionssofortprogramm zur Stärkung des Wirtschaftsstandorts Deutschlands) to foster economic attractiveness, including a reduction in the German corporate income tax rate from 15% to 10% until 2032. The Company is currently assessing the potential impact of these tax law changes to the Company's current and deferred taxes for the fiscal year ended September 30, 2025.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with the unaudited interim condensed consolidated financial statements and the related notes to those statements included in Item 1 of this report on Form 6-K (the "Report"). We also recommend that you read our discussion and analysis of financial condition and results of operations together with our audited financial statements and the notes thereto, and the section entitled “Risk Factors”, each of which appear in our annual report on Form 20-F for the year ended September 30, 2024 as filed with the SEC on December 18, 2024 (the "Annual Report"). As discussed in the section titled "F. Cautionary Statement Regarding Forward-Looking Statements," the following discussion and analysis contains forward-looking statements that involve risks and uncertainties, as well as assumptions that, if they never materialize or prove incorrect, could cause our results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those identified below in such section.

Rounding adjustments were made to some of the figures included in this document. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them. With respect to financial information set out in this document, a dash (“—”) signifies that the relevant figure is not available or not applicable, while a zero (“0.0”) signifies that the relevant figure is available but is or has been rounded to zero.

A. OPERATING RESULTS

Overview

BIRKENSTOCK is a revered global brand rooted in function, quality and tradition dating back to 1774. We are guided by a simple, yet fundamental insight: human beings are intended to walk barefoot on natural, yielding ground, a concept we refer to as “Naturgewolltes Gehen.” Our purpose is to empower all people to walk as intended by nature. The legendary BIRKENSTOCK footbed represents the best alternative to walking barefoot, encouraging proper foot health by evenly distributing weight and reducing pressure points and friction. We believe our function-first approach is universally relevant; all humans — anywhere and everywhere — deserve to walk in our footbed.

We primarily generate revenue through the sale of footbed-based products from our broad portfolio of over 700 silhouettes, anchored by our iconic Core Silhouettes, the Madrid, Arizona, Boston, Gizeh and Mayari. We engineer and produce 100% of our products in the EU through our vertically integrated manufacturing operations, thereby ensuring each pair sold meets our rigorous quality standards. Our materials and components are primarily sourced from suppliers in Europe and considered to be processed under the highest environmental and social standards in the industry.

Our strongest, most developed segments are the Americas and EMEA, which represented 49% and 41% of revenue, respectively, for the three months ended June 30, 2025, and 53% and 37% of revenue, respectively, for the nine months ended June 30, 2025. Our APAC segment has demonstrated considerable growth potential, which has not been fully realized historically due to the finite nature of our product supply as a result of limited production capacities, and our deliberate decisions to prioritize the Americas and EMEA segments.

We optimize growth and profitability through a multi-channel DTC and B2B distribution strategy that we refer to as engineered distribution. We operate our channels synergistically, seeking to grow both simultaneously. We utilize the B2B channel to facilitate brand accessibility while steering consumers to our DTC channel, which offers our complete product range and access to our most desired and unique silhouettes. Across both channels, we execute a strategic allocation and product segmentation process, often down to the single door level, to ensure we sell the right product in the right channel at the right price point. This approach is centered on the strategic calibration of our average selling price ("ASP") and employs key levers such as the expansion of our DTC channel, market conversions from third-party distributors, optimization of our wholesale partner network, increased overall share of premium products and strategic pricing. This process allows us to manage the finite nature of our production capacity with a rigorous focus on control of our brand image and profitability. As a result, we drive top-line growth and margins, prevent brand dilution and deepen our connection to consumers.

Our DTC footprint promotes direct consumer relationships and provides access to BIRKENSTOCK in its purest form. Our DTC channel enables us to express our brand identity, engage directly with our global fan base, capture real-time data on customer behavior and provide consumers with unique product access to our most distinctive styles. Additionally, our high levels of organic demand creation, together with higher ASPs, support consistently attractive profitability in the DTC channel.

Our wholesale strategy is defined by intentionality in partner selection and identifying the best partners in each segment and price point. We segment our wholesale product line availability into specific retailer quality tiers, ensuring we allocate the right product to the right channel for the right consumer. For example, we limit access to our premium 1774 and certain collaboration products to a curated group of brand partners. To a great extent, growth is driven by existing doors, as our partners expand the breadth and depth of their BIRKENSTOCK offerings. New doors are primarily in expansionary categories and niche sectors, such as professional, outdoor, children's, and sporting goods retailers.

For our wholesale partners, we are a “must carry” brand based on the enthusiasm with which our consumers pursue our products, as evidenced by our brand consistently being amongst the top performers in our core categories at most of our retail partners. We generate significantly more demand from existing and prospective wholesale customers than we can supply, putting us in an enviable position where we can create scarcity in the market and obtain favorable economic terms on wholesale distribution. The early placement of wholesale orders effectively determines sales to the end-consumer approximately six months in advance and aids in our production planning and allocation. In addition, sell-through transparency from important wholesalers provides real-time insight into the overall market and inventory dynamics.

The tariffs imposed by the U.S. administration in early April 2025 (Liberation Day), and the countermeasures taken by the EU and other countries since, significantly increased the level of geopolitical and macroeconomic uncertainty. Although we are closely monitoring the tariff and trade policy actions taken by the U.S. administration and other governments, the rapidly changing global trade environment has introduced a significant amount of uncertainty and potential disruption. It cannot be ruled out that such uncertainty will persist for the foreseeable future. In addition, any recently imposed, new or increased tariffs or other trade barriers could adversely affect consumer behavior and demand for our products, negatively impact our ability to manage inventory and/or dampen economic growth or lead to a recession in certain countries or globally, each of which factors could have a material adverse effect on the Company’s business, financial condition and results of operations. On July 27, 2025, the United States and the EU announced a trade deal, subject to which all goods imported from the EU to the United States are subject to at least 15% U.S. tariffs.

While we produce all our footwear products in the EU, our Americas segment (which comprises the U.S. market) accounts for a significant portion of our revenue (53% in the nine months ended June 30, 2025). During the three and nine months ended June 30, 2025, the tariff actions that became effective in April 2025 did not have a significant impact on our results of operations; however, we have and expect to continue to experience increased adverse foreign currency fluctuations, which we attribute, in part, to the significant uncertainty surrounding the global trade environment. All other factors remaining constant, we expect the new tariffs to result in a modest increase in our cost of sales, and therefore impact our gross profit margin, Adjusted EBITDA margin and net profit margin, for the three months ending September 30, 2025. We have several levers to respond to, and mitigate, the expected direct impact of the tariffs and any additional tariffs on the Company’s business and financial results, including through negotiations with suppliers, price increases, optimization of the product and geographic mix, and use of efficiencies and economies of scale in production.

Key Financial Highlights

Key highlights for the three months ended June 30, 2025 compared to the three months ended June 30, 2024 include:

•
Revenue of €635.0 million, an increase of 12% on a reported basis and 16% in constant currency
•
Double-digit revenue growth across all segments; 10% on a reported basis (16% in constant currency) in the Americas, 13% in EMEA (reported and in constant currency) and 21% on a reported basis (24% in constant currency) in APAC
•
B2B revenue growth of 15% on a reported basis and 18% in constant currency
•
DTC revenue growth of 9% on a reported basis and 12% in constant currency
•
Gross profit margin of 60.5%, up 100 basis points from 59.5% in the three months ended June 30, 2024 due to sales price adjustments (net of input costs), and better absorption of the new manufacturing capacity added in September 2023, partly offset by unfavorable currency translation and channel mix

•
Net profit of €129.2 million, up 73% from €74.6 million; EPS of €0.69, up 75% from €0.40
•
Adjusted Net profit of €116.0 million, up 26% from €91.9 million; Adjusted earnings per share of €0.62, up 27% from €0.49
•
Adjusted EBITDA of €218.3 million, up 17% year-over-year; Adjusted EBITDA margin of 34.4%, up 140 basis points from 33.0% a year ago
•
Cash flows from operating activities of €260.6 million; operating cash flow was down €20.9 million year-over-year, primarily due to the timing of tax payments and working capital development
•
The Company repurchased and cancelled 3.9 million shares on May 30, 2025 for €176.4 million, reducing average shares outstanding for the third quarter by 1.3 million; shares outstanding at June 30, 2025 totaled 183.9 million, down 3.9 million from March 31, 2025

Non-IFRS Financial Measures and Other Metrics

We report our financial results in accordance with IFRS; however, management believes that certain non-IFRS financial measures and other metrics provide useful information in measuring the operating performance and financial condition of the Company and therefore uses them to make decisions. Management believes this information presents helpful comparisons of financial performance between periods by excluding the effect of certain non-recurring items.

We use non-IFRS financial measures, such as constant currency revenue, constant currency revenue growth, adjusted EBITDA, adjusted EBITDA margin, adjusted net profit (loss), adjusted net profit (loss) margin and adjusted basic / diluted earnings (loss) per share to supplement financial information presented in accordance with IFRS. We believe that excluding certain items from our IFRS results allows management to better understand our consolidated financial performance from period-to-period and better project our future consolidated financial performance as forecasts are developed at a level of detail different from that used to prepare IFRS-based financial measures. Moreover, we believe these non-IFRS financial measures provide our stakeholders with useful information to help them evaluate our operating results by facilitating an enhanced understanding of our operating performance and enabling them to make more meaningful period-to-period comparisons.

These non-IFRS measures do not have a standardized meaning prescribed by IFRS and therefore they may not be comparable to similarly titled measures presented by other companies, and they should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with IFRS.

Constant Currency Revenue and Constant Currency Revenue Growth

	Three months ended June 30,		Nine months ended June 30,
(In thousands of Euros, unless otherwise stated)	2025	2024	2025	2024
Revenue	635,042	564,758	1,571,091	1,348,926
Revenue, constant currency	653,311	563,641	1,580,049	1,362,634
Revenue growth, constant currency	16%	19%	17%	22%

Our reporting currency is the Euro, and changes in foreign exchange rates can significantly affect our reported results and consolidated trends. The majority of non-Euro transactions are denominated in USD.

The effect of currency exchange rates on our business is an important factor in understanding period-to-period comparisons, which in turn are used in financial and operational decision-making. By viewing our revenue on a constant currency basis, the effects of foreign currency volatility, which is not indicative of our actual results of operations, are eliminated, enhancing the ability to understand our revenue development.

Constant currency information compares results between periods as if exchange rates had remained constant. We define constant currency revenue as total revenue excluding the effect of foreign exchange rate movements and use them to determine constant currency revenue growth on a comparative basis. Constant currency revenue is calculated by translating the current period foreign currency revenue using the prior period exchange rate. Constant currency revenue growth is calculated by determining the increase in current period revenue over prior period revenue, where current period foreign currency revenue is translated using prior period exchange rates. For example, USD-denominated constant currency revenue for the three months ended June 30, 2025 and the three months ended June 30, 2024 was calculated using the exchange rate of $1.13 to €1 and $1.08 to €1, respectively.

Reconciliation of Revenue to Constant Currency Revenue

The table below presents a reconciliation of constant currency revenue to the most comparable IFRS measure, revenue, for the periods presented.

	Three months ended June 30,		Nine months ended June 30,
(In thousands of Euros)	2025	2024	2025	2024
Revenue	635,042	564,758	1,571,091	1,348,926
Add (Less):
U.S. Dollar impact	15,040	(2,929)	5,819	9,175
Canadian Dollar impact	2,061	403	3,266	1,721
Other	1,169	1,410	(127)	2,813
Constant currency revenue	653,311	563,641	1,580,049	1,362,634

	Three months ended June 30,			Constant Currency Growth [%]
(In thousands of Euros)	2025	2024	Growth [%]
B2B	390,156	340,593	15%	18%
DTC	243,891	223,364	9%	12%
Corporate / Other	995	801	24%	24%
Revenue	635,042	564,758	12%	16%
Americas	312,266	282,865	10%	16%
EMEA	258,603	229,048	13%	13%
APAC	63,178	52,044	21%	24%
Corporate / Other	995	801	24%	24%
Revenue	635,042	564,758	12%	16%

	Nine months ended June 30,			Constant Currency Growth [%]
(In thousands of Euros, unless otherwise stated)	2025	2024	Growth [%]
B2B	1,004,685	843,527	19%	20%
DTC	563,113	501,792	12%	13%
Corporate / Other	3,293	3,607	(9)%	(9)%
Revenue	1,571,091	1,348,926	16%	17%
Americas	835,490	718,364	16%	18%
EMEA	574,207	506,095	13%	13%
APAC	158,101	120,860	31%	32%
Corporate / Other	3,293	3,607	(9)%	(9)%
Revenue	1,571,091	1,348,926	16%	17%

Adjusted EBITDA and Adjusted EBITDA Margin

	Three months ended June 30,		Nine months ended June 30,
(In thousands of Euros, unless otherwise stated)	2025	2024	2025	2024
Adjusted EBITDA	218,270	186,329	520,428	429,981
Adjusted EBITDA margin	34.4%	33.0%	33.1%	31.9%

Adjusted EBITDA is defined as net profit for the period adjusted for income tax expense, finance cost net, depreciation and amortization, further adjusted for the effect of events such as:

•
Share-based compensation expenses relating to the management investment plan;
•
IPO-related costs consisting of consulting as well as legal fees;
•
Costs associated with the secondary offerings on behalf of the selling shareholder; and
•
Realized and unrealized foreign exchange gain (loss).

Reconciliation of Net Profit to Adjusted EBITDA

The table below presents a reconciliation of net profit to Adjusted EBITDA for the periods presented:

	Three months ended June 30,		Nine months ended June 30,
(In thousands of Euros)	2025	2024	2025	2024
Net profit	129,228	74,640	254,460	139,137
Add:
Income tax expense	50,451	36,255	114,182	76,399
Finance cost, net	18,302	44,578	68,692	108,017
Depreciation and amortization	28,250	24,809	81,754	72,193
EBITDA	226,231	180,282	519,088	395,746
Add Adjustments:
Share-based compensation expenses(1)	—	—	—	3,591
IPO-related costs(2)	—	—	—	7,459
Secondary offering related costs(3)	1,546	1,890	1,546	1,890
Realized and unrealized FX (gain) loss(4)	(9,507)	4,157	(206)	21,295
Adjusted EBITDA	218,270	186,329	520,428	429,981

(1)
Represents share-based compensation expenses relating to the management investment plan.
(2)
Represents IPO-related costs, which include consulting as well as legal fees.
(3)
Represents costs associated with the secondary offerings on behalf of the selling shareholder. The secondary offerings were completed on June 28, 2024 and May 30, 2025.
(4)
Represents the primarily non-cash impact of foreign exchange rates within profit (loss). We do not consider these gains and losses representative of operating performance of the business because they are primarily driven by fluctuations in the USD to Euro foreign exchange rate on intercompany receivables for inventory and intercompany loans.

Adjusted Net Profit and Adjusted Net Profit Margin

	Three months ended June 30,		Nine months ended June 30,
(In thousands of Euros, unless otherwise stated)	2025	2024	2025	2024
Adjusted net profit	116,025	91,870	251,979	185,602
Adjusted net profit margin	18.3%	16.3%	16.0%	13.8%

We define adjusted net profit as net profit for the period adjusted for share-based compensation, IPO-related costs, secondary offering related costs, realized and unrealized foreign exchange gain (loss), the release of capitalized transaction costs and the respective income tax effects as applicable. Adjusted net profit margin is defined as adjusted net profit for the period divided by revenue for the same period.

Reconciliation of Net Profit to Adjusted Net Profit

The table below presents a reconciliation of net profit to Adjusted net profit for the periods presented:

	Three months ended June 30,		Nine months ended June 30,
(In thousands of Euros)	2025	2024	2025	2024
Net profit	129,228	74,640	254,460	139,137
Add (Less) Adjustments:
Share-based compensation expenses(1)	—	—	—	3,591
IPO-related costs(2)	—	—	—	7,459
Secondary offering related costs(3)	1,546	1,890	1,546	1,890
Realized and unrealized FX (gain) loss(4)	(9,507)	4,157	(206)	21,295
Release of capitalized transaction costs(5)	—	16,310	—	26,858
Tax adjustment(6)	(5,242)	(5,127)	(3,821)	(14,627)
Adjusted net profit	116,025	91,870	251,979	185,602

(1)
Represents share-based compensation expenses relating to the management investment plan.
(2)
Represents IPO-related costs, which include consulting as well as legal fees.
(3)
Represents costs associated with the secondary offerings on behalf of the selling shareholder. The secondary offerings were completed on June 28, 2024 and May 30, 2025.

(4)
Represents the primarily non-cash impact of foreign exchange rates within profit (loss). We do not consider these gains and losses representative of operating performance of the business because they are primarily driven by fluctuations in the USD to Euro foreign exchange rate on intercompany receivables for inventory and intercompany loans.
(5)
Represents the effect of reversing capitalized transaction costs of the Original USD Term Loan due to its early repayment of USD 450 million in the three months ended December 31, 2023 and the subsequent impact on finance costs.
(6)
Represents income tax effects for the adjustments as outlined above, except for unrealized foreign exchange gain (loss) and share-based compensation expenses since these have not been treated as tax deductible in the initial tax calculation.

Adjusted Basic / Diluted Earnings Per Share

	Three months ended June 30,		Nine months ended June 30,
(In Euros)	2025	2024	2025	2024
Adjusted earnings per share (EPS)
Basic	0.62	0.49	1.34	0.99
Diluted	0.62	0.49	1.34	0.99

We define adjusted earnings per share as adjusted net profit for the period divided by the weighted number of shares outstanding.

Reconciliation of Net Profit to Adjusted Earnings per share

The table below presents a reconciliation of adjusted earnings per share to the most comparable IFRS measure, net profit, for the periods presented:

(In thousands of Euros, except share and per share information)	Three months ended June 30,		Nine months ended June 30,
	2025	2024	2025	2024
Net profit	129,228	74,640	254,460	139,137
Adjusted net profit(1)	116,025	91,870	251,979	185,602
Weighted number of outstanding shares	186,479,342	187,827,437	187,382,557	187,522,182
Weighted number of outstanding shares (diluted)	186,479,342	187,827,437	187,382,557	187,522,182
Adjusted earnings per share (EPS)
Basic	0.62	0.49	1.34	0.99
Diluted	0.62	0.49	1.34	0.99

(1)
See "Reconciliation of Net Profit to Adjusted Net Profit" above for a reconciliation of adjusted net profit to net profit.

Net Debt and Net Leverage

We define net debt as the sum of loans and borrowings (non-current), the current portion of the USD Term Loan, current and non-current Lease liabilities, reduced by the amount of cash and cash equivalents.

Net leverage is defined as a ratio of net debt over adjusted EBITDA for the last twelve months (LTM). Net leverage reduced to 1.7x as of June 30, 2025 compared to 1.8x as of September 30, 2024, mainly determined by an increase in adjusted EBITDA (LTM)

which was partly offset by a decrease in cash mainly driven by the repurchase of ordinary shares in the third quarter of the fiscal year.

Reconciliation of Net Debt and Net Leverage

The table below presents a reconciliation of net debt and net leverage to loans and borrowings (non-current) for the periods presented:

	June 30,	September 30,
(In thousands of Euros, unless otherwise stated)	2025	2024
Loans and borrowings (Non-current)	1,166,088	1,169,965
USD Term Loan - current portion	7,257	7,890
Lease liabilities (Non-current)	143,993	143,199
Lease liabilities (Current)	40,774	40,874
Cash and cash equivalents	(261,834)	(355,843)
Net debt	1,096,278	1,006,085
Adjusted EBITDA (LTM)	645,401	554,955
Net leverage	1.7x	1.8x

Average Selling Price

ASP is calculated by dividing our total revenue from sales of footwear pairs by the number of footwear pairs sold. Prior to fiscal 2024, ASP was calculated by dividing our total revenue by our total number of units of all products sold. The difference between these two methods is immaterial.

Our management uses group ASP in managing and monitoring the performance of the business.

We believe presenting a directional change in ASP provides useful information to investors as it helps facilitate an enhanced understanding of our operating results and enables them to make more meaningful period-to-period comparisons, particularly because a change in ASP is typically one of several principal drivers of our revenue development between periods. However, in channels and segments, ASP can vary significantly based on various factors and circumstances, and, therefore, management believes that quantifying ASP or the directional change thereof at segment or channel level would provide a level of granularity not considered helpful and potentially misleading.

Segments

Our three reportable segments align with our geographic operational hubs: the Americas, EMEA, and APAC as described above, which contributed 49%, 41%, and 10% of revenue, respectively, for the three months ended June 30, 2025 as compared to 50%, 41%, and 9% of revenue, respectively, for the three months ended June 30, 2024. The Americas segment includes, among other markets, the United States, Brazil, Canada and Mexico. The United States is our largest and most important market in the Americas segment. The EMEA segment includes, among others, the key markets of Germany, France and the UK. Germany, the country of our primary operations and where the BIRKENSTOCK brand originated, accounts for the largest percentage of revenue in EMEA. The largest markets in the APAC segment include Australia, Japan, China and India.

Revenue and costs not directly managed nor allocated to the geographic operational hubs are recorded in Corporate/Other. Corporate/Other immaterially contributed to our revenue during the three months ended June 30, 2025 and June 30, 2024.

Components of our Results of Operations

Revenue

Revenue is primarily recognized from the sale of our products, including sandals, closed-toe silhouettes and other products, such as care essentials and accessories.

We currently distribute across three reporting segments: Americas, EMEA and APAC. Within each segment, we manage a multi-channel distribution strategy, divided between our DTC and B2B channels. Both channels are important to our strategy and provide differentiated economic benefits and insights.

B2B revenue is recognized when control of the goods has been transferred, depending on the agreement with the customer. Following the transfer of control, the customer has the responsibility to sell the goods and bears the risks of obsolescence and loss in relation to the goods.

DTC channel revenue is recognized when control of the goods has been transferred, either upon delivery to e-commerce consumers or at the point of sale in retail stores. Payment of the transaction price is due immediately when the consumer purchases the goods. When the control of goods has transferred, a refund liability recorded in other current financial liabilities and a corresponding adjustment to revenue is recognized for those products expected to be returned. The Company has a right to recover the product when consumers exercise their right of return, which results in recognizing a right to return goods asset included in other current assets and a corresponding reduction to cost of sales.

Other revenue is comprised of revenue not directly allocated to the geographical operating segments, as well as revenue generated by non-product categories. These categories primarily include license revenue from fees paid to us by our licensees in exchange for the use of our trademarks on their products (mainly our sleep systems business). In addition, other revenue consists of revenue from the sale of recyclable scrap materials from the production process.

Cost of sales

Cost of sales is comprised primarily of five types of expenditures: (i) raw materials, (ii) consumables and supplies, (iii) purchased merchandise, (iv) personnel costs, including temporary personnel services, and (v) overhead costs for the production sites. Freight charges for transfer of work-in-progress inventory between production plants, logistical centers and warehouses as well as inbound freight for raw materials are also included in cost of sales. Cost of sales reflect the portion of costs which correspond to the units sold in a given period.

Gross profit and gross profit margin

Gross profit is revenue less cost of sales and gross profit margin measures our gross profit as a percentage of revenue.

Selling and distribution expenses

Selling and distribution expenses are comprised of our selling, marketing, product innovation and supply chain costs. These expenses are incurred to support and expand our wholesale partner relationships, grow brand awareness and deliver our products to B2B partners, e-commerce consumers and retail stores. These expenses include personnel expenses for sales representatives, processing fees in the DTC channel and depreciation and amortization expenses for store leases, customer relationships and other intangible assets.

Selling costs generally correlate with revenue recognition timing and, therefore, experience similar seasonal trends to revenue with the exception of retail store costs, which are primarily fixed and incurred evenly throughout the year. As a percentage of revenue, we expect these selling costs to increase modestly as our business evolves. This increase is expected to be driven primarily by the relative growth of our DTC channel, including the investment required to support additional e-commerce sites and retail stores.

Distribution expenses are largely variable in nature and primarily relate to leasing and third-party expenses for warehousing inventories and transportation costs associated with delivering products from distribution centers to B2B partners and end consumers.

General and administrative expenses

General and administrative expenses consist of costs incurred in our corporate service functions, such as costs relating to the finance department, legal and consulting fees, HR and IT expenses, and global strategic project costs. More specifically, the nature of these costs relates to corporate personnel costs (including salaries, variable incentive compensation and benefits), other professional service costs, rental and leasing expenses for corporate real estate, depreciation and amortization related to software, patents and other rights. General and administrative expenses will increase as we grow as a publicly traded company. We expect these expenses to decrease as a percentage of revenue as we grow due to economies of scale.

Foreign exchange gain/(loss)

The foreign currency exchange gain/(loss) consists primarily of differences in foreign exchange rates between the currencies in which our subsidiaries transact and their functional currencies as measured on the respective transaction date.

Finance income/(cost), net

Finance income represents interest earned from third party providers and income from the potential revaluation of the embedded derivative of the Notes.

Finance costs are comprised of interest payable to third party providers for term loan financing arrangements, Notes, Vendor Loan, leases, employee benefits, expenses from the potential revaluation of the embedded derivative of the Notes, interest on the TRA, as well as amortization of transaction costs. Finance costs are recognized in the consolidated income statement based on the effective interest method.

Income tax (expense) benefit

Income tax includes current income tax and deferred income tax. Income tax is recognized in profit and loss except to the extent that it relates to items recognized in equity or other comprehensive income in which case the income tax expense is also recognized in equity or other comprehensive income. We are subject to income taxes in the jurisdictions in which we operate and, consequently, income tax expense is a function of the allocation of taxable income by jurisdiction and the various activities that impact the timing of taxable events. Our subsidiaries in Germany and the U.S. primarily determine the effective tax rate.

Results of Operations

Comparison of the three and nine months ended June 30, 2025 and June 30, 2024

	Three months ended June 30,				Nine months ended June 30,
(In thousands of Euros, unless otherwise stated)	2025	2024	Change	% Change	2025	2024	Change	% Change
Revenue	635,042	564,758	70,284	12%	1,571,091	1,348,926	222,165	16%
Cost of sales	(250,964)	(228,833)	(22,131)	10%	(637,405)	(556,973)	(80,432)	14%
Gross profit	384,078	335,925	48,153	14%	933,686	791,953	141,733	18%
Operating expenses
Selling and distribution expenses	(162,771)	(149,185)	(13,586)	9%	(407,427)	(365,824)	(41,603)	11%
General and administrative expenses	(32,960)	(27,377)	(5,583)	20%	(89,511)	(81,754)	(7,757)	9%
Foreign exchange gain (loss)	9,507	(4,157)	13,664	n.m.	206	(21,295)	21,501	n.m.
Other income (loss), net	127	267	(140)	(52)%	380	473	(93)	(20)%
Profit from operations	197,981	155,473	42,508	27%	437,334	323,553	113,781	35%
Finance cost, net	(18,302)	(44,578)	26,276	(59)%	(68,692)	(108,017)	39,325	(36)%
Profit before tax	179,679	110,895	68,784	62%	368,642	215,536	153,106	71%
Income tax expense	(50,451)	(36,255)	(14,196)	39%	(114,182)	(76,399)	(37,783)	49%
Net profit	129,228	74,640	54,588	73%	254,460	139,137	115,323	83%

"n.m." means not meaningful.

Revenue

Revenue for the three months ended June 30, 2025 increased by €70.3 million, or 12%, to €635.0 million from €564.8 million for the three months ended June 30, 2024, driven by both footwear pairs sold and ASP growth and growing demand across all channels and segments throughout the quarter. Revenue growth was particularly strong in the APAC segment with a growth of 21% for the three months ended June 30, 2025. Revenue growth on a reported basis was offset by unfavorable currency translation by 400 basis points and on a constant currency basis, revenue for the three months ended June 30, 2025 increased by 16% as compared to the three months ended June 30, 2024.

Revenue for the nine months ended June 30, 2025 increased by €222.2 million, or 16%, to €1,571.1 million from €1,348.9 million for the nine months ended June 30, 2024, driven by both footwear pairs sold and ASP growth and growing demand across all channels and segments throughout the period. Revenue growth was particularly strong in the APAC segment with a growth of 31% for the nine months ended June 30, 2025. Revenue growth on a reported basis was offset by unfavorable currency translation by 100 basis points and on a constant currency basis, revenue for the nine months ended June 30, 2025 increased by 17% as compared to the nine months ended June 30, 2024.

Revenue by channel

	Three months ended June 30,				Nine months ended June 30,
(In thousands of Euros, unless otherwise stated)	2025	2024	Change	% Change	2025	2024	Change	% Change
B2B	390,156	340,593	49,563	15%	1,004,685	843,527	161,158	19%
DTC	243,891	223,364	20,527	9%	563,113	501,792	61,321	12%
Corporate / Other	995	801	194	24%	3,293	3,607	(314)	(9)%
Revenue	635,042	564,758	70,284	12%	1,571,091	1,348,926	222,165	16%

Revenue generated by our B2B channel for the three months ended June 30, 2025 increased by €49.6 million, or 15% on a reported basis and 18% in constant currency, to €390.2 million from €340.6 million for the three months ended June 30, 2024. Revenue generated by our B2B channel for the nine months ended June 30, 2025 increased by €161.2 million, or 19% on a reported basis and 20% in constant currency, to €1,004.7 million from €843.5 million for the nine months ended June 30, 2024. The increase on both reported and constant currency basis was driven by strong growth across all regions and mainly with existing partners.

Revenue generated by our DTC channel for the three months ended June 30, 2025 increased by €20.5 million, or 9% on a reported basis and 12% in constant currency, to €243.9 million from €223.4 million for the three months ended June 30, 2024, resulting in a DTC penetration of 38%, compared to a DTC penetration of 40% for the three months ended June 30, 2024. Revenue generated by our DTC channel for the nine months ended June 30, 2025 increased by €61.3 million, or 12% on a reported basis and 13% in constant currency, to €563.1 million from €501.8 million for the nine months ended June 30, 2024, resulting in a DTC penetration of 36%, compared to a DTC penetration of 37% for the nine months ended June 30, 2024. The increase in DTC revenue on both reported and constant currency basis was attributable to growth across all regions, with growth in online business as well as strong retail performance. On a segment level, DTC revenue was particularly strong in the APAC segment.

Other revenue for the three months ended June 30, 2025 increased by €0.2 million, or 24%, to €1.0 million from €0.8 million for the three months ended June 30, 2024. Other revenue for the nine months ended June 30, 2025 decreased by €0.3 million, or 9%, to €3.3 million from €3.6 million for the nine months ended June 30, 2024. The developments in other revenue were primarily attributable to sales of leather material to our supplier for footbed cuttings/linings, as well as sales of recyclable scrap materials from the production process.

Cost of sales

	Three months ended June 30,				Nine months ended June 30,
(In thousands of Euros, unless otherwise stated)	2025	2024	Change	% Change	2025	2024	Change	% Change
Cost of sales	(250,964)	(228,833)	(22,131)	10%	(637,405)	(556,973)	(80,432)	14%

Cost of sales for the three months ended June 30, 2025 increased by €22.1 million, or 10%, to €251.0 million from €228.8 million for the three months ended June 30, 2024. Cost of sales for the nine months ended June 30, 2025 increased by €80.4 million, or 14%, to €637.4 million from €557.0 million for the nine months ended June 30, 2024. The increase was primarily attributable to an increase in number of footwear pairs sold, and an increased share of premium products, such as leather and closed-toe silhouettes.

Gross profit and gross profit margin

	Three months ended June 30,					Nine months ended June 30,
(In thousands of Euros, unless otherwise stated)	2025	2024	Change		% Change	2025	2024	Change		% Change
Gross profit	384,078	335,925	48,153		14%	933,686	791,953	141,733		18%
Gross profit margin	60.5%	59.5%	100	bp		59.4%	58.7%	70	bp

Gross profit for the three months ended June 30, 2025 increased by €48.2 million, or 14%, to €384.1 million from €335.9 million for the three months ended June 30, 2024. Gross profit margin for the three months ended June 30, 2025 expanded by 100 basis points to 60.5% from 59.5% for the three months ended June 30, 2024.

Gross profit for the nine months ended June 30, 2025 increased by €141.7 million, or 18%, to €933.7 million from €792.0 million for the nine months ended June 30, 2024. Gross profit margin for the nine months ended June 30, 2025 expanded by 70 basis points to 59.4% from 58.7% for the nine months ended June 30, 2024.

The expansion in gross profit margin mainly reflects sales price adjustments (net of input cost increases), the improved absorption in the manufacturing network, and is partly offset by unfavorable currency translation and channel mix in the three and nine months ended June 30, 2025 as compared to prior year.

Selling and distribution expenses

	Three months ended June 30,				Nine months ended June 30,
(In thousands of Euros, unless otherwise stated)	2025	2024	Change	% Change	2025	2024	Change	% Change
Selling and distribution expenses	(162,771)	(149,185)	(13,586)	9%	(407,427)	(365,824)	(41,603)	11%

Selling and distribution expenses for the three months ended June 30, 2025 increased by €13.6 million, or 9%, to €162.8 million from €149.2 million for the three months ended June 30, 2024. Selling and distribution expenses for the nine months ended June 30, 2025 increased by €41.6 million, or 11%, to €407.4 million from €365.8 million for the nine months ended June 30, 2024. The increase in selling and distribution expenses was primarily driven by online revenue growth, the ongoing retail expansion, and the related selling and distribution expenses.

General and administrative expenses

	Three months ended June 30,				Nine months ended June 30,
(In thousands of Euros, unless otherwise stated)	2025	2024	Change	% Change	2025	2024	Change	% Change
General and administrative expenses	(32,960)	(27,377)	(5,583)	20%	(89,511)	(81,754)	(7,757)	9%

General and administrative expenses for the three months ended June 30, 2025 increased by €5.6 million, or 20%, to €33.0 million from €27.4 million for the three months ended June 30, 2024. As a percentage of revenue, general and administrative expenses increased by 40 basis points to 5.2% for the three months ended June 30, 2025 from 4.8% for the three months ended June 30, 2024. The increase in general and administrative expenses was mainly driven by higher IT expenses.

General and administrative expenses for the nine months ended June 30, 2025 increased by €7.8 million, or 9%, to €89.5 million from €81.8 million for the nine months ended June 30, 2024. As a percentage of revenue, general and administrative expenses decreased by 40 basis points to 5.7% for the nine months ended June 30, 2025 from 6.1% for the nine months ended June 30, 2024. The increase in general and administrative expenses was primarily due to an increase in IT expenses.

Foreign exchange gain (loss)

Foreign exchange gain (loss) changed by €13.7 million to a foreign exchange gain of €9.5 million for the three months ended June 30, 2025 from a foreign exchange loss of €4.2 million for the three months ended June 30, 2024. The overall development in foreign exchange gain (loss) was primarily driven by foreign exchange gains from the EUR conversion of the USD tax receivable agreement liability and the valuation of foreign exchange forward contracts in the three months ended June 30, 2025. The impact was partly offset by foreign exchange losses from the EUR conversion of USD intercompany receivables and loans.

Foreign exchange gain (loss) changed by €21.5 million to a foreign exchange gain of €0.2 million for the nine months ended June 30, 2025 from a foreign exchange loss of €21.3 million for the nine months ended June 30, 2024. The development in foreign exchange gain (loss) was primarily driven by foreign exchange gains from the EUR conversion of the USD tax receivable agreement liability and the valuation of foreign exchange forward contracts in the nine months ended June 30, 2025. The impact was largely offset by foreign exchange losses from the EUR conversion of USD intercompany receivables and loans.

Finance cost, net

Finance cost, net for the three months ended June 30, 2025 decreased by €26.3 million, or 59%, to €18.3 million from €44.6 million for the three months ended June 30, 2024. The decrease was primarily attributable to the accelerated amortization of €16.3 million capitalized transaction costs related to the early repayment of the Original USD Term Loan of $450.0 million incurred in the three months ended June 30, 2024 but not in the three months ended June 30, 2025. In addition, lower interest expenses incurred in the three months ended June 30, 2025 due to the early repayments made throughout the fiscal year 2024.

Finance cost, net for the nine months ended June 30, 2025 decreased by €39.3 million, or 36%, to €68.7 million from €108.0 million for the nine months ended June 30, 2024. The decrease was primarily attributable to the accelerated amortization of €26.9 million capitalized transaction costs related to the early repayment of the Original USD Term Loan of $450.0 million incurred in the nine months ended June 30, 2024 but not in the nine months ended June 30, 2025. In addition, due to the early repayments made throughout fiscal year 2024, lower interest expenses were incurred in the nine months ended June 30, 2025, which were partially offset by a change of €7.1 million in the valuation of the embedded derivative of the senior notes.

Income tax (expense) benefit

Income tax expense for the three months ended June 30, 2025 increased by €14.2 million, or 39%, to €50.5 million from €36.3 million for the three months ended June 30, 2024. The increase was mainly driven by a higher taxable income in Germany and the United States compared to the three months ended June 30, 2024.

Income tax expense for the nine months ended June 30, 2025 increased by €37.8 million, or 49%, to €114.2 million from €76.4 million for the nine months ended June 30, 2024. The increase was mainly driven by a higher taxable income in Germany and the United States compared to the nine months ended June 30, 2024.

Net profit

Net profit for the three months ended June 30, 2025 improved by €54.6 million to a net profit of €129.2 million from a net profit of €74.6 million for the three months ended June 30, 2024. Net profit margin for the three months ended June 30, 2025 expanded to a net profit margin of 20.3% from 13.2% for the three months ended June 30, 2024. The increase of net profit was primarily attributable to strong growth from profit from operations combined with a decrease in finance cost, net, which was partially offset by an increase in income tax expense as described in the sections above.

Net profit for the nine months ended June 30, 2025 improved by €115.3 million to a net profit of €254.5 million from a net profit of €139.1 million for the nine months ended June 30, 2024. Net profit margin for the nine months ended June 30, 2025 expanded to a net profit margin of 16.2% from 10.3% for the nine months ended June 30, 2024. The increase of net profit was primarily attributable to overall business growth and non-recurring expenses in the nine months ended June 30, 2024 such as IPO-related costs, share-based compensation expenses, as well as the accelerated amortization of capitalized transaction costs related to the early repayment of the Original USD Term Loan.

Adjusted EBITDA and Adjusted EBITDA margin

	Three months ended June 30,					Nine months ended June 30,
(In thousands of Euros, unless otherwise stated)	2025	2024	Change		% Change	2025	2024	Change		% Change
Adjusted EBITDA	218,270	186,329	31,941		17%	520,428	429,981	90,447		21%
Adjusted EBITDA margin	34.4%	33.0%	140	bp		33.1%	31.9%	120	bp

Adjusted EBITDA for the three months ended June 30, 2025 increased by €31.9 million, or 17%, to €218.3 million from €186.3 million for the three months ended June 30, 2024. The expansion of 140 basis points of the adjusted EBITDA margin for the three months ended June 30, 2025 to 34.4% from 33.0% for the three months ended June 30, 2024, was mainly driven by sales price adjustments (net of input cost increases), the improved absorption in the manufacturing network, a positive channel mix effect due to an overcompensation of negative gross profit impacts from lower selling and distribution expenses, and is partly offset by unfavorable currency translation.

Adjusted EBITDA for the nine months ended June 30, 2025 increased by €90.4 million, or 21%, to €520.4 million from €430.0 million for the nine months ended June 30, 2024. The expansion of the adjusted EBITDA margin by 120 basis points for the nine months ended June 30, 2025 to 33.1% from 31.9% for the nine months ended June 30, 2024, was mainly driven by sales price adjustments (net of input cost increases), the improved absorption in the manufacturing network, a positive channel mix effect due to an overcompensation of negative gross profit impacts from lower selling and distribution expenses, and is partly offset by unfavorable currency translation.

Adjusted net profit and Adjusted net profit margin

	Three months ended June 30,					Nine months ended June 30,
(In thousands of Euros, unless otherwise stated)	2025	2024	Change		% Change	2025	2024	Change		% Change
Adjusted net profit	116,025	91,870	24,155		26%	251,979	185,602	66,377		36%
Adjusted net profit margin	18.3%	16.3%	200	bp		16.0%	13.8%	220	bp

Adjusted net profit for the three months ended June 30, 2025 increased by €24.2 million, or 26%, to €116.0 million from €91.9 million for the three months ended June 30, 2024, primarily driven by Adjusted EBITDA growth and a decrease in finance cost, net, partially offset by higher depreciation & amortization as well as higher income tax expenses.

Adjusted net profit for the nine months ended June 30, 2025 increased by €66.4 million, or 36%, to €252.0 million from €185.6 million for the nine months ended June 30, 2024, primarily driven by Adjusted EBITDA growth and a decrease in finance cost, net, partially offset by higher depreciation & amortization as well as higher income tax expenses.

Revenue by segment

	Three months ended June 30,				Nine months ended June 30,
(In thousands of Euros, unless otherwise stated)	2025	2024	Change	% Change	2025	2024	Change	% Change
Americas	312,266	282,865	29,401	10%	835,490	718,364	117,126	16%
EMEA	258,603	229,048	29,555	13%	574,207	506,095	68,112	13%
APAC	63,178	52,044	11,134	21%	158,101	120,860	37,241	31%
Reportable segment revenue	634,047	563,957	70,090	12%	1,567,798	1,345,319	222,479	17%
Corporate / Other	995	801	194	24%	3,293	3,607	(314)	(9)%
Group revenue	635,042	564,758	70,284	12%	1,571,091	1,348,926	222,165	16%

Revenue for the Americas segment for the three months ended June 30, 2025 increased by €29.4 million, or 10%, to €312.3 million from €282.9 million for the three months ended June 30, 2024, mainly driven by growth in the number of footwear pairs sold, as well as growth in both the B2B and DTC channels. Additionally, ASP growth on a constant currency basis positively contributed to revenue growth for the Americas segment during the three months ended June 30, 2025, but was offset by unfavorable currency translation on a reported basis. Revenue for the nine months ended June 30, 2025 increased by €117.1 million, or 16%, to €835.5 million from €718.4 million for the nine months ended June 30, 2024 mainly driven by growth in both the number of footwear pairs sold and ASP, as well as growth in both the B2B and DTC channels.

Revenue for the EMEA segment for the three months ended June 30, 2025 increased by €29.6 million, or 13%, to €258.6 million from €229.0 million for the three months ended June 30, 2024, and revenue for the nine months ended June 30, 2025 increased by €68.1 million, or 13%, to €574.2 million from €506.1 million for the nine months ended June 30, 2024 driven by growth in both number of footwear pairs sold and ASP, as well as growth in both the B2B and DTC channels.

Revenue for the APAC segment for the three months ended June 30, 2025 increased by €11.1 million, or 21%, to €63.2 million from €52.0 million for the three months ended June 30, 2024, and revenue for the nine months ended June 30, 2025 increased by €37.2 million, or 31%, to €158.1 million from €120.9 million for the nine months ended June 30, 2024 driven by growth in both number of footwear pairs sold and ASP, as well as growth in the B2B channel and above group-level growth in the DTC channel. Revenue growth for the APAC segment slowed during the three months ended June 30, 2025 as compared to the three months ended March 31, 2025 due to a delay in shipments to India and Japan.

Revenue for Corporate/Other for the three months ended June 30, 2025 increased by €0.2 million, or 24%, to €1.0 million from €0.8 million for the three months ended June 30, 2024, and revenue for the nine months ended June 30, 2025 decreased by €0.3 million, or 9%, to €3.3 million from €3.6 million. The developments in other revenue were primarily attributable to sales of leather material to our supplier for footbed cuttings/linings, as well as sales of recyclable scrap materials from the production process.

Adjusted EBITDA and Adjusted EBITDA margin by segment

	Three months ended June 30,					Nine months ended June 30,
(In thousands of Euros, unless otherwise stated)	2025	2024	Change		% Change	2025	2024	Change		% Change
Americas	109,459	89,922	19,537		22%	288,710	234,573	54,137		23%
	35.1%	31.8%	330	bp		34.6%	32.7%	190	bp
EMEA	97,565	88,232	9,333		11%	205,413	175,387	30,026		17%
	37.7%	38.5%	(80)	bp		35.8%	34.7%	110	bp
APAC	20,184	18,126	2,058		11%	51,693	38,977	12,716		33%
	31.9%	34.8%	(290)	bp		32.7%	32.2%	50	bp
Reportable segment adjusted EBITDA	227,208	196,280	30,928		16%	545,816	448,937	96,879		22%
	35.8%	34.8%	100	bp		34.8%	33.4%	140	bp
Corporate / Other	(8,938)	(9,951)	1,013		(10)%	(25,388)	(18,956)	(6,432)		34%
	n.m.	n.m.	n.m.	bp		n.m.	n.m.	n.m.	bp
Group adjusted EBITDA	218,270	186,329	31,941		17%	520,428	429,981	90,447		21%
Adjusted EBITDA margin	34.4%	33.0%	140	bp		33.1%	31.9%	120	bp

Adjusted EBITDA in the Americas segment for the three months ended June 30, 2025 increased by €19.5 million, or 22%, to €109.5 million from €89.9 million for the three months ended June 30, 2024. Adjusted EBITDA margin in the Americas segment expanded by 330 basis points to 35.1% for the three months ended June 30, 2025 from 31.8% for the three months ended June 30, 2024. The margin expansion was mainly driven by overall business growth, increased gross profit margin as well as a decreased share of selling and distribution expenses in relation to revenue mainly driven by a higher share of B2B revenue with lower selling and distribution expenses in B2B compared to DTC. Adjusted EBITDA in the Americas segment for the nine months ended June 30, 2025 increased by €54.1 million, or 23%, to €288.7 million from €234.6 million for the nine months ended June 30, 2024. Adjusted EBITDA margin in the Americas segment expanded by 190 basis points to 34.6% for the nine months ended June 30, 2025 from 32.7% for the nine months ended June 30, 2024. The margin expansion was mainly driven by improved fix cost absorption, revenue growth and channel mix effects.

Adjusted EBITDA in the EMEA segment for the three months ended June 30, 2025 increased by €9.3 million, or 11%, to €97.6 million from €88.2 million for the three months ended June 30, 2024. Adjusted EBITDA margin in the EMEA segment contracted by 80 basis points from 38.5% for the three months ended June 30, 2024 to 37.7% for the three months ended June 30, 2025 mainly driven by increased selling and distribution expenses in the three months ended June 30, 2025 compared to three months ended June 30, 2024. Adjusted EBITDA in the EMEA segment for the nine months ended June 30, 2025 increased by €30.0 million, or 17%, to €205.4 million from €175.4 million for the nine months ended June 30, 2024. Adjusted EBITDA margin in the EMEA segment expanded by 110 basis points from 34.7% for the nine months ended June 30, 2024 to 35.8% for the nine months ended June 30, 2025 mainly driven by the business growth, gross profit margin expansion as well as improved fix cost absorption.

Adjusted EBITDA in the APAC segment for the three months ended June 30, 2025 increased by €2.1 million, or 11%, to €20.2 million from €18.1 million for the three months ended June 30, 2024. Adjusted EBITDA margin in the APAC segment contracted by 290 basis points from 34.8% for the three months ended June 30, 2024 to 31.9% for the three months ended June 30, 2025. The margin decrease was largely driven by increased selling and distribution expenses in relation to the DTC expansion. Adjusted EBITDA in the APAC segment for the nine months ended June 30, 2025 increased by €12.7 million, or 33%, to €51.7 million from €39.0 million for the nine months ended June 30, 2024. Adjusted EBITDA margin in the APAC segment expanded by 50 basis points to 32.7% for the nine months ended June 30, 2025 from 32.2% for the nine months ended June 30, 2024. The positive EBITDA and EBITDA margin development was primarily driven by the business growth and gross profit margin expansion.

Adjusted EBITDA in Corporate / Other for the three months ended June 30, 2025 increased by €1.0 million to €(8.9) million from €(10.0) million for the three months ended June 30, 2024. Adjusted EBITDA in Corporate / Other for the nine months ended June 30, 2025 decreased by €6.4 million to €(25.4) million from €(19.0) million for the nine months ended June 30, 2024.

For reconciliations to the most directly comparable IFRS measure, see section above titled “—Non-IFRS Financial Measures and Other Metrics.”

B. LIQUIDITY AND CAPITAL RESOURCES

Our primary liquidity requirements are to service our debt, to fund our operations and to fund other general corporate purposes. Our ability to generate cash from our operations depends on our future operating performance, which is dependent, to some extent, on general economic, financial, competitive, market, legislative, regulatory and other factors, many of which are beyond our control, including those discussed in this section and the sections titled “Item 3. Key Information—D. Risk Factors” and "Item 5. Operating and Financial Review and Prospects — D. Factors Affecting Performance and Trend Information" in our Annual Report. We expect to finance our operations and working capital needs for the next 12 months from cash generated through operations.

Cash Flows

The following table summarizes the Company’s consolidated statement of cash flows for the three months ended June 30, 2025 and 2024 and for the nine months ended June 30, 2025 and 2024.

	Three months ended June 30,		Nine months ended June 30,
(in thousands of Euros)	2025	2024	2025	2024
Total cash provided by (used in):
Operating activities	260,648	281,580	230,715	286,113
Investing activities	(21,083)	(17,162)	(57,080)	(43,415)
Financing activities	(210,128)	(35,822)	(266,112)	(181,923)
Increase (decrease) in cash and cash equivalents	29,437	228,596	(92,477)	60,775
Effects of foreign currency exchange rate changes on cash and cash equivalents	(3,002)	23	(1,532)	(836)

Cash flows provided by (used in) operating activities

Cash flows provided by operating activities for the three months ended June 30, 2025 were €260.6 million, driven by net profit of €129.2 million and adjustments to net profit of €78.2 million as well as cash inflows from working capital of €53.2 million. Adjustments to net profit mainly included income tax expense of €50.5 million, depreciation and amortization of €28.3 million, and finance costs, net of €18.3 million which were partially offset by income tax paid of €10.1 million and net exchange differences of €10.2 million. Cash inflows for working capital were largely driven by trade and other payables of €29.4 million, inventories of €7.2 million, other current provision of €6.0 million and contract liabilities of €5.2 million, partially offset by trade and other receivables of €4.5 million.

Cash flows provided by operating activities for the three months ended June 30, 2024 were €281.6 million, driven by net profit of €74.6 million and adjustments to net profit of €110.4 million as well as cash inflows from working capital of €96.5 million. Adjustments to net profit included finance cost, net of €44.6 million, depreciation and amortization of €24.8 million, income tax expense of €36.3 million, and net exchange differences of €4.2 million. Cash inflows from working capital were largely driven by inventories of €36.0 million, trade and other payables of €24.2 million, trade and other receivables of €11.2 million.

Cash flows provided by operating activities for the nine months ended June 30, 2025 were €230.7 million, driven by net profit of €254.5 million and adjustments to net profit of €141.1 million as well as cash outflows from working capital of €164.8 million. Adjustments to net profit mainly included income tax expense of €114.2 million, depreciation and amortization of €81.8 million, and finance cost, net of €68.7 million, which were partially offset by income tax paid of €123.7 million. Cash outflows for working capital were largely driven by trade and other receivables of €139.4 million and inventories of €61.6 million, partly offset by trade and other payables of €24.5 million.

Cash flows provided by operating activities for the nine months ended June 30, 2024 were €286.1 million, driven by net profit of €139.1 million and adjustments to net profit of €259.2 million as well as cash outflows from working capital of €112.2 million. Adjustments to net profit included finance cost, net of €108.0 million, depreciation and amortization of €72.2 million, income tax expense of €76.4 million, and net exchange differences of €21.3 million, and were partially offset by MIP personal income tax paid of €11.4 million and income tax paid of €8.8 million. Cash outflows from working capital were largely driven by trade and other receivables of €97.9 million, inventories of €29.9 million and other current provision of €5.9 million, which were partially offset by trade and other payables of €24.2 million.

Cash flows used in investing activities

Cash flows used in investing activities for the three months ended June 30, 2025 were €21.1 million compared to €17.2 million for the three months ended June 30, 2024. The increase in cash flows used in investing activities of €3.9 million was primarily due to an increase in purchases of property, plant and equipment of €6.0 million, to €20.6 million, mainly related to investments in the production facilities in Goerlitz and Pasewalk, Germany.

Cash flows used in investing activities for the nine months ended June 30, 2025 were €57.1 million compared to €43.4 million for the nine months ended June 30, 2024. The increase in cash flows used in investing activities of €13.7 million was primarily due to an increase in purchases of property, plant and equipment of €4.6 million and a decrease in receipt of government grant of €6.9 million, to €1.9 million.

Cash flows used in financing activities

Cash flows used in financing activities for the three months ended June 30, 2025 were €210.1 million compared to €35.8 million for the three months ended June 30, 2024. The increase in cash flows used in financing activities was mainly driven by the repurchase of ordinary shares of €176.4 million.

Cash flows used in financing activities for the nine months ended June 30, 2025 were €266.1 million compared to €181.9 million for the nine months ended June 30, 2024. The increase in cash flows used in financing activities was mainly driven by a reduction of the IPO proceeds, net of transaction costs of €449.2 million which were incurred in the nine months ended June 30, 2024 but not in the nine months ended June 30, 2025, and the repurchase of ordinary shares of €176.4 million. These effects were partially offset by lower repayments of loans and borrowings of €520.0 million.

Indebtedness

The following table sets forth the amounts owed under the Company’s debt instruments as of June 30, 2025 and September 30, 2025.

			June 30,	September 30,
(in thousands of Euros)	Currency	Repayment	2025	2024
EUR Term Loan	EUR	2029	375,000	375,000
USD Term Loan	USD	2029	147,896	160,773
Vendor Loan	EUR	2029	217,408	208,305
Senior Notes	EUR	2029	428,500	428,500
Interest Payable			8,315	16,780
Senior Note embedded derivative			28,638	28,638
Amortization under the effective interest method			(24,097)	(23,361)
Loans and borrowings			1,181,660	1,194,635

The New EUR Term Loan and New USD Term Loan, as defined in the Form 20-F for the year ended September 30, 2024, are referred to as the EUR Term Loan and USD Term Loan, respectively, throughout this management's discussion and analysis.

For further information on the Company's debt instruments see "Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources" in our Annual Report.

Off-Balance Sheet Arrangements

As of the balance sheet dates of June 30, 2025 and September 30, 2024 we did not engage in any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

C. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to certain market risks arising from transactions in the normal course of our business. Such risk is principally associated with foreign exchange risk and interest rate risk. For further discussion and a sensitivity analysis of these risks, see Note 6 — Financial Risk Management objectives and policies to our 2024 audited consolidated financial statements included in our Annual Report.

D. CRITICAL ACCOUNTING ESTIMATES

Refer to Note 3 — Significant accounting policies and Note 4 — Significant accounting estimates, assumptions and judgments to our unaudited interim condensed consolidated financial statements in Item 1 of this Report for a discussion of accounting pronouncements recently adopted and recently issued accounting pronouncements not yet adopted and their potential impact to our financial statements.

E. RECENT ACCOUNTING PRONOUNCEMENTS

Refer to Note 3 — Significant accounting policies to our unaudited interim condensed consolidated financial statements in Item 1 of this Report for a discussion of accounting pronouncements recently adopted and recently issued accounting pronouncements not yet adopted and their potential impact to our financial statements.

F. CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (“Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended (“Exchange Act”), and as defined in the Private Securities Litigation Reform Act of 1995 (“PSLRA”) that are subject to risks and uncertainties. Many of the forward-looking statements contained in this Report can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. Forward-looking statements provide our current expectations, intentions or forecasts of future events. Forward-looking statements include statements about expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not statements of historical fact. Words or phrases such as “aim,” “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “target,” “will,” “would” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Our actual results could differ materially from those expected in our forward-looking statements for many reasons, including the factors described in “Item 3. Key Information—D. Risk Factors” in our Annual Report. In addition, even if our actual results are consistent with the forward-looking statements contained in this Report, those results or developments may not be indicative of results or developments in subsequent periods.

For example, factors that could cause our actual results to vary from projected future results include, but are not limited to:

•
our dependence on the image and reputation of the BIRKENSTOCK brand;
•
the intense competition we face from both established companies and newer entrants into the market;
•
our ability to execute our DTC growth strategy and risks associated with our e-commerce platforms;
•
our ability to adapt to changes in consumer preferences and attract new customers;
•
harm to our brand and market share due to counterfeit products;
•
our ability to successfully operate and expand retail stores;
•
losses and liabilities arising from leased and owned real estate;
•
risks related to our non-footwear products;
•
failure to realize expected returns from our investments in our businesses and operations;
•
our ability to adequately manage our acquisitions, investments or other strategic initiatives;
•
our ability to manage our operations at our current size or manage future growth effectively;
•
risks related to global or regional health events;
•
our dependence on third parties for our sales and distribution channels;
•
risks related to the conversion of wholesale distribution markets to owned and operated markets and risks related to productivity or efficiency initiatives;
•
operational challenges related to the distribution of our products;
•
deterioration or termination of relationships with major wholesale partners;
•
seasonality, weather conditions and climate change;
•
adverse events influencing the sustainability of our supply chain or our relationships with major suppliers or increases in raw materials or labor costs;
•
our ability to effectively manage inventory;

•
unforeseen business interruptions and other operational problems at our production facilities, as well as disruptions to our shipping and delivery arrangements;
•
failure to attract and retain key employees and deterioration of relationships with employees, employee representative bodies and stakeholders;
•
risks related to our intellectual property rights;
•
risks related to regulations governing the use and processing of personal data as well as disruption and security breaches affecting information technology systems;
•
natural disasters, public health crises, political crises, civil unrest and other catastrophic events beyond control;
•
economic conditions impacting consumer spending, such as inflation, tariffs and other trade policy actions, the deterioration of consumer sentiment, a deterioration of the macroeconomic situation generally, and our ability to react to any of them;
•
currency exchange rate fluctuations;
•
risks related to litigation, compliance and regulatory matters;
•
risks and costs related to corporate responsibility and ESG matters;
•
inadequate insurance coverage, or increased insurance costs;
•
tax-related risks;
•
risks related to our amount of indebtedness, its restrictive covenants and our ability to repay our debt;
•
risks related to our status as a foreign private issuer and as a “controlled company” within the meaning of the NYSE rules;
•
our ability to remediate material weaknesses identified in our internal control over financial reporting; and
•
other factors discussed under “Item 3. Key Information—D. Risk Factors” in our Annual Report.

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

PART II OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

We are subject to litigation from time to time in the ordinary course of business. The results of litigation and claims cannot be predicted with certainty. We are not currently involved in any legal proceedings that, either individually or in the aggregate, are expected to have a material adverse effect on our business or financial position. See “Item 3. Key Information—D. Risk Factors—Risks Related to Legal, Regulatory and Taxation Matters—We are subject to the risk of litigation and other claims” in our Annual Report.

ITEM 1A. RISK FACTORS

For information regarding factors that could affect our business, financial condition and results of operations, see the risk factors described in the section titled "Item 3. Key Information—D. Risk Factors" in our Annual Report.

ITEM 2. INCORPORATION BY REFERENCE

The information contained in this Report is incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-284905) and on Form S-8 (File No. 333-274968) filed with the Securities and Exchange Commission, in each case to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Birkenstock Holding plc

Dated: August 14, 2025

	By:	/s/ Ruth Kennedy
	Name:	Ruth Kennedy
	Title:	Director